FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-13586

For the Month of May, 2003

Mitsui Sumitomo Insurance Company, Limited

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Special Note Regarding Forward-looking statements
NOTICE REGARDING LOSS ON VALUATION OF SECURITIES AT THE END OF THE FISCAL YEAR ENDED MARCH 31, 2003
NOTICE REGARDING THE ACQUISITION OF THE COMPANY’S TREASURY STOCK
NOTICE REGARDING CHANGE OF THE COMPANY’S CERTIFIED PUBLIC ACCOUNTANT
Mitsui Sumitomo Insurance Group Final Goals Expressed as Figures of Medium-Term Strategic Business Plan “MS WAVE II”
Notice of Convocation of the 86th Ordinary General Meeting of Shareholders

Information furnished on this form:

1.	[Translation in English]

News Release

“Notice Regarding Loss on Valuation of Securities at the End of the Fiscal Year Ended March 31, 2003”

2.	[Translation in English]

News Release

“Notice Regarding the Acquisition of the Company’s Treasury Stock”

3.	[Translation in English]

News Release

“Notice Regarding Change of the Company’s Certified Public Accountant ”

4.	[Translation in English]

News Release

“Mitsui Sumitomo Insurance Group Final Goals Expressed as Figures of Medium-Term Strategic Business Plan “MS WAVE II”

5.	[Translation in English]

“Notice of Convocation of the 86th Ordinary General Meeting of Shareholders”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Company, Limited

Date: June 5, 2003	By:	/s/ Nobutaka Hayasaki

Nobutaka Hayasaki General Manager, Shareholder Relations & Legal Dept.

Special Note Regarding Forward-looking statements

     This document contains forward-looking statements that are based on the Company’s expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. Its actual results could be materially different from and worse than its expectations. Important risks and factors that could cause its actual results to be materially different from its expectations include, but are not limited to: (1) continuation or intensification of the economic downturn in Japan ; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market ; (3) the extent of further deregulation of the Japanese insurance industry ; (4) occurrence of natural disasters in Japan ; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses ; (6) the price and availability of reinsurance ; (7) the performance of the Company’s investments ; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.

1.	[Translation in English]

May 1, 2003

To whom it may concern:

Name of the Company:	Mitsui Sumitomo Insurance Company, Limited (the “Company”)

Name of Representative:	Hiroyuki Uemura, President and Director (Securities Code No. 8752, the Company’s shares are listed on the First Section of the Tokyo Stock Exchange)

Any inquiry hereto should be made to:	Hiroyuki Hata, Manager Financial Accounting Sec., Accounting Dept. (Tel: 03-3297-6648) Ichiro Yamane, Manager Corporate Communications Sec., Corporate Communications Dept. (Tel: 03-3297-6705)

NOTICE REGARDING LOSS ON VALUATION OF SECURITIES AT THE END OF THE FISCAL YEAR ENDED MARCH 31, 2003

1.	Loss on valuation of securities at the end of the fiscal year ended March 31, 2003

As a result of calculation for the loss on valuation of securities at the end of the fiscal year ended March 31, 2003, the outcome is as described below:

		(Billions of Yen)

(A) Total amount of the loss on valuation of securities as of March 31, 2003:		50.2
(B) Net asset as of March 31, 2002:		1,262.5
	(A/B × 100)	(4.0%)
(C) Ordinary income as of March 31, 2002:		49.8
	(A/C × 100)	(100.8%)
(D) Net income as of March 31, 2002:		16.4
	(A/D × 100)	(305.6%)

     The Company valuates securities held for purposes other than trading and money trusts entrusted for purposes other than fund operation, at fair value, at cost or at amortized cost. Impairment losses are recognized in case of investments having experienced a significant decline in fair values and no prospects for recovery, and investments having experienced a significant decline in actual values.

     The standard for impairment losses of securities with fair values is applied to all securities declining not less than 50% in fair values compared with the book values, and securities declining not less than 30% but less than 50% in fair value compared with the book values and no prospects for recovery.

     If impairment losses were recognized for all securities declining not less than 30% in fair values compared with the book values, an amount of the loss on valuation of securities to be increased would be ¥90,000,000, compared with the amount if the current standard were applied.

2.	Business results forecast

     There are no revisions to the business results forecasts for the fiscal year ended March 31, 2003 (on a consolidated basis and non-consolidated basis) at this point of time.

Note:

The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and insurance product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new insurance products effectively, infringements on the Company’s intellectual property rights of the Company or its subsidiaries or affiliates and the adverse outcome of material litigation.

— End —

2.	[Translation in English]

May 19, 2003

To whom it may concern:

Name of the Company:	Mitsui Sumitomo Insurance Company, Limited (the “Company”)

Name of Representative:	Hiroyuki Uemura, President and Director (Securities Code No. 8752)

NOTICE REGARDING THE ACQUISITION
OF THE COMPANY’S TREASURY STOCK

(Acquisition of treasury stock of the Company pursuant to Article 210 of the Commercial Code of Japan)

You are hereby notified that the Company resolved the acquisition of treasury stock at the meeting of the Board of Directors of the Company held on May 19, 2003.

Particulars

1.	Reason for Acquisition:

To enable the Company to implement active and flexible capital policies

2.	Contents of Acquisition:

(1) Types of shares to be acquired: Shares of common stock of the Company

(2) Total number of shares to be acquired: 40,000,000 shares (Maximum)

(3) Aggregate amount of the acquisition cost: ¥26,000,000,000 (Maximum)

(Note)	The contents stated above will be subject to the approval of the item “Acquisition of treasury stock” at the Ordinary General Meeting of Shareholders of the Company to be held on June 27, 2003.

— End —

Any inquiry relating hereto should be made to:

Mitsui Sumitomo Insurance Company, Limited
Toru Hasegawa, Assistant General Manager,
Shareholder Relations & Legal Dept.
Tel: (03)3297-4694
Ichiro Yamane, Manager, Corporate Communications Section
Corporate Communications Dept.
Tel: (03)3297-6705

3.	[Translation in English]

May 19, 2003

To whom it may concern:

Name of the Company:	Mitsui Sumitomo Insurance Company, Limited (the “Company”)
Name of Representative:	Hiroyuki Uemura, President and Director (Securities Code No. 8752)

NOTICE REGARDING CHANGE OF
THE COMPANY’S CERTIFIED PUBLIC ACCOUNTANT

     The Company hereby announces that at the meeting of Board of Directors held on May 19 2003, the change of the certified public accountant in charge of auditing the Company pursuant to Section 1, Article 193-2 of the Securities and Exchange Law of Japan, was resolved.

Particulars

1.	Reason for the change

     The Company’s certified public accountants are Shin Nihon & Co. and Asahi & Co. The auditing division of Shin Nihon & Co., which has been responsible for the Company’s auditing, became an independent accounting firm separated from Shin Nihon & Co. and established AZSA & Co., as a result of the restructuring of its international accounting offices.

     Accordingly, at the expiration of the term of office of Shin Nihon & Co. at the close of the ordinary general meeting of shareholders to be held on June 27, 2003, the Company will appoint AZSA & Co. as a successor of Shin Nihon & Co., in order to continue to be audited by substantially the same auditing system.

2.	Name of New Certified Public Accountant

Name:	AZSA & Co.
Office:	Hibiya Kokusai Building 4th Floor, 2-3 Uchisaiwai-cho, 2 chome Chiyoda-ku, Tokyo

3.	Name of Retiring Certified Public Accountant

Name:	Shin Nihon & Co.
Office:	Hibiya Kokusai Building 22ed Floor, 2-3 Uchisaiwai-cho 2 chome Chiyoda-ku, Tokyo

4.	Scheduled Date of Appointment

June 27, 2003

(Note)	The above-stated contents are subject to the approval and resolution of the proposal for “Appointment of one (1) Independent Certified Public Accountant” at the ordinary general meeting of shareholders to be held on June 27, 2003.

— End —

Any inquiry relating hereto should be made to:

Mitsui Sumitomo Insurance Company, Limited
Toru Hasegawa, Assistant Manager,
Shareholder Relations Section
Shareholder Relations & Legal Dept.
Tel: (03)3297-4694
Ichiro Yamane, General Manager,
Corporate Communications Section
Corporate Communications Dept.
Tel: (03)3297-6705

4.	[Translation in English]

May 29, 2003

Mitsui Sumitomo Insurance Group

Final Goals Expressed as Figures of Medium-Term Strategic Business Plan
“MS WAVE II”

Mitsui Sumitomo Insurance Co., Ltd. (President, Hiroyuki Uemura) has formulated the final goals expressed as figures of a medium-term strategic business plan, “MS WAVE II”, for the two-year period from fiscal 2003 to fiscal 2004.

(Note)	We published the summary of our medium-term strategic business plan, “MS WAVE II”, on April 14, 2003. We hereby announce the final goals expressed as figures of “MS WAVE II” after consideration of the results of fiscal 2002.

<Final Goals Expressed as Figures of “MS WAVE II”>

Target Figure for Fiscal 2004

(billion yen)
• Consolidated Group
Consolidated net premiums written	1,317

Consolidated net income	57
Consolidated ROE (fair value)	5.1%
No. 2 in consolidated net premiums written from non-life insurance underwritings, including those from overseas

(billion yen)
• Non-Life Insurance Business
Net premiums written	1,230
No. 1 in increasing the ratio of net premiums written from domestic non-life insurance

Combined ratio	93.0%
No. 1 in combined ratio (loss ratio + expense ratio)

Loss ratio	59.2%
Operating expense ratio	33.8%
Interest and dividends received	47
No. 1 in the rate of investment return

Net income	52
ROE (fair value)	4.7%

(billion yen)
• Overseas Business
Net income	6.6

(billion yen)
• Life Insurance Business
Amount of insurance contracts	6,900
No. 2 in the amount of life insurance in force among life insurance subsidiaries of non-life insurers in Japan

Net income (Note)	2

(billion yen)
• Financial Service Business
Net income	1

(million yen)
• Risk Related Business
Net income	100

(Notes)	1.	In case of Mitsui Sumitomo Kirameki Life Insurance Co., Ltd., a subsidiary, its substantial net income without an increase in underwriting reserve is used in the above table.
	2.	Net incomes of Overseas Business and Financial Services indicate the total figures of domestic non-life insurance business and group companies in charge of such business area, and therefore, the total of all net incomes does not coincide with the consolidated net income.

<Explanation of Main Final Goals Expressed as Figures>

1.	Consolidated Group

In Japan’s non-life insurance industry, which depends largely on domestic operations, we have been staying ahead of the competition by dynamically “diversifying revenue sources” into the five business categories of “non-life insurance”, “life insurance”, “overseas business”, “financial services” and “risk related business” to place management on a course toward sustainable growth on a consolidated basis.

2.	Non-Life Insurance Business

We place the priority on “consolidated net premiums written from domestic and overseas non-life insurance underwritings, including those from overseas” as an important goal and make every effort to attain the goals in order to become “No. 1 in total corporate group power”.

Specifically, we seek to achieve “No. 2 in consolidated net premiums written from non-life insurance underwritings, including those from overseas” through increase in net premiums written by 64 billion yen from fiscal 2002 by expanding overseas business, in addition to increase in net premiums written from domestic non-life insurance.

(1)	Net Premiums Written

For realization of “No. 2 in consolidated net premiums written”, we will steadily intensify growth of domestic non-life insurance. Under the currently severe market conditions owing to prolonged sluggish economy, we will attempt to realize an increase in net premiums written of 1.9% per annum on average from the fiscal 2002 by means of weighted allocation of management resources to retail operations, sales at banks’ counters, development of new third-sector insurance products, etc. in order to attain “No. 1 in increasing the ratio of net premiums written from domestic insurance”.

(2)	Combined Ratio

We estimate an increase in the loss ratio considering natural disaster, etc., while we make a steady effort to lower the expense ratio year by year through synergistic effects of mergers, namely 37.3% for the fiscal 2000 and 35.3% for the fiscal 2002. We intend to achieve the 33% level for the fiscal 2004 by making further efforts in order to attain “No. 1 in combined ratio (loss ratio + expense ratio)”.

(3)	Net Income

In the continued severe environment for asset management, we will extend our record of eight straight years in “the top spot in the rate of investment return” and seek to obtain net income at a level of 50 billion yen with net premiums written from underwritings and investment return in the coming years.

(Note) Net income for fiscal 2002: about 32.4 billion yen

3.	Overseas Business

In Asian markets, where we are No. 1 in premiums volume and office network among Japanese peers, we will further expand our business network and allocate strategic resources through intensive operations in China, India and Korea. In addition, we intend to keep reinsurance acceptance running on track to further income growth at overseas reinsurance subsidiaries and to ensure that total net premiums written from overseas business will account for about 9% (about 7.5% for the fiscal 2002) of consolidated net premiums written and that net income from overseas business will amount to 6.6 billion yen.

4.	Life Insurance Business

While intensifying sales power of Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. and expanding sales of core two items (the income protection policies “Shunyu Hosho” and whole life insurance “MS Shushin”), we will attain “No.2 in the amount of life insurance in-force among life-insurance subsidiaries of non-life insurers” in Japan by increasing the amount of life insurance in-force by 1,900 billion yen from the fiscal 2002.

Mitsui Sumitomo CitiInsurance Life Insurance Co., Ltd. will build its solid position in the rapidly expanding valuable annuity market through provision of innovative valuable annuity products, and expansion of sales channels and reinforced support system.

5.	Financial Services, Risk-Related Business

We will develop a business model based on our high credit rating and advanced financial technology applications and in risk-related business, and we will strengthen risk management, long-term and medical care services, emergency assistance and appraisal, in order to achieve business scale contributable to total corporate group income.

— End —

Attachment: Chart: Medium-Term Strategic Business Plan, “MS WAVE II”

<Liaison Contact>

Mitsui Sumitomo Insurance Co., Ltd.
Management Planning Group, Management Planning Department:
Yasushi Ishibashi, Manger	Tel:03-3297-6744
Corporate Communications Section, Corporate Communications Department:
Ichiro Yamane, Manger	Tel:03-3297-6705

•     Targeted Picture and Focused Strategies of Mitsui Sumitomo Insurance Group in the Second Stage -

Medium-Term Strategic Business Plan, “MS WAVE II”,
for the fiscal 2003 and fiscal 2004

Becoming “No. 1 in Total Corporate Group Power” by All Group Staff

Non-Life Insurance business	Life Insurance	Overseas Business	Financial Services	Risk-Related business

•	Promotion of “Diversifying Revenue Sources” and “Accelerating Net Income"

•	Attaining “No. 1 in Growth and Profitability” and “No. 1 in Corporate Quality"

“No. 1 in Growth and Profitability” Five Important Objectives and Strategies for Realization

1.	“No. 1 in increasing the ratio of net premiums written from domestic non-life insurance"

•	Reinforcement of retail marketing activities to increase net premiums written, market shares and the number of customers

•	Sales promotion of our flagship “MVP” products for personal market segment and new third-sector insurance products

•	Establishment of a brand of excellent claims handling services highly valued by customers

2.	“No. 2 in consolidated net premiums written from non-life insurance underwriting, including those from overseas"

(Overseas)	In Asia, reinforcement of business base as No. 1 Japanese non-life insurance In U.S., further improvement of income
(Reinsurance)	Aiming to optimize the Group’s reinsurance in force policies Expansion of reinsurance acceptance business by overseas subsidiaries

3.	“No. 2 in the amount of life insurance in-force among life insurance subsidiaries of non-life insurers"

•	For increasing the Group’s net income, instructing and training Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. and Mitsui Sumitomo CitiInsurance Co., Ltd.

4.	“No. 1 in combined ratio (loss ratio + expense ratio)

•	Strengthening cost-competitive power and lowering the loss ratio

5.	“No. 1 in the rate of investment return"

•	Improving investment return and extending our record of seven straight years in the top spot in the rate of investment return [NOTE: The previous document indicates 8 straight years]

Further Strengthening of Group Business

•	Financial services: Development of business model based on our high credit rating and advanced financial technology applications

•	Risk-related business: Expansion of risk management, long-term and medical care services, emergency assistance and appraisals

Seeking the positive result of synergistic effects with non-life insurance business

“No. 1 in Corporate Quality”	Offering the best quality products and services to our customers, shareholders and society as well as enhancing our business foothold

“Aiming to be the Best Quality Products and Services”

•	Aiming to be No. 1 in CS and offering customers the best quality products and services

•	For fostering No. 1 employees, promotion of reforming awareness and action

“Enhancing Corporate Strength and Business Foothold”

•	Basing all business activities on corporate ethics and conscience, comprehensive risk management and compliance

•	Ensuring sufficient capital and seeking business efficiencies

•	Establishing management systems for reinforced corporate governance

•	Pushing forward social contribution and active handling of environmental issues

     Notice: This is a translation of a notice in Japanese solely for the convenience of foreign shareholders.

5.	[Translation in English]

June 3, 2003

To Shareholders:

Notice of Convocation of the 86th
Ordinary General Meeting of Shareholders

Dear Sirs:

     We are pleased to announce that the 86th Ordinary General Meeting of Shareholders of the Company will be held as stated below and your attendance is cordially requested.

     You are respectfully requested, in the event of your inability to attend the aforesaid meeting, to study the Reference Document below and to indicate on the Voting Right Exercise Form enclosed herewith your approval or disapproval of each of the items on the agenda and to return to us the said form after affixing thereto your seal since you are authorized to exercise your voting right by submission of the document.

Yours faithfully,

Mitsui Sumitomo Insurance Co., Ltd. (the “Company”) 27-2, Shinkawa 2-chome, Chuo-ku, Tokyo

By:	Hiroyuki Uemura
President and Representative Director

Particulars

1.	Date and Time:10:00 a.m. on June 27, 2003 (Friday)

2.	Place: Surugadai Building of the Company located at 9, Kanda Surugadai 3-chome, Chiyoda-ku, Tokyo

3.	Purposes of the Meeting:

Matters to be reported:

Business Report, Balance Sheet and Statement of Income for the 86th fiscal year (from April 1, 2002 to March 31, 2003)

Matters to be resolved:

First Item:

Approval of Proposed Appropriation of Retained Earnings for the 86th fiscal year

Second Item:

Acquisition of treasury stock

The substance of this item is contained in the “Reference Document Concerning Exercise of Voting Right” below (Page 29 in the English translation).

Third Item:

Partial amendments to the Articles of Incorporation

The substance of this item is contained in the “Reference Document Concerning Exercise of Voting Right” below (from Page 29 to page 31 in the English translation).

Forth Item:

Comprehensive transfer of insurance policies from Mitsui Seimei General Insurance Co., Ltd.

The substance of this item is contained in the “Reference Document Concerning Exercise of Voting Right” below (from Page 32 to page 40 in the English translation).

Fifth Item:

Election of fourteen (14) Directors

Sixth Item:

Election of three (3) Corporate Auditors

Seventh Item:

Appointment of one (1) Independent Certified Public Accountant

Eighth Item:

Presentation of retirement grants to retiring Directors and Corporate Auditors for their services

– End –

     When you attend the meeting in person, please submit the enclosed Voting Right Exercise Form to the receptionist at the place of meeting.

[Translation]

ATTACHED DOCUMENTS

Attached Document (1)

BUSINESS REPORT
From: April 1, 2002
To: March 31, 2003

1.	Summary of operations and results thereof:

     During the fiscal year under review, while there were some signs of economic recovery such as increases in export and bottoming out of decreases in private capital investments, the Japanese economy still remained in a severe condition, reflecting continuing weak personal consumption and housing investment due to the severe employment and earning environments as well as fall in the stock market and a strained international situation.

     In the non-life insurance industry, net premiums written showed slower growth reflecting sluggish business conditions and falling premium rates, and also, interest and dividends received decreased due to the continuing low level of interest rates, and accordingly, the non-life insurance industry remained in a severe condition the same as the previous fiscal years.

     Under these business conditions, the Company implemented more active business activities than ever in the last year to complete the basic management plan called “MS WAVE” which had started in 2001, for realizing managerial fundamental ideas of the new company as described below;

     Through our insurance and financial services businesses, we commit ourselves to the following:

•	Bringing security and safety to people and businesses around the world, and making a lasting contribution to the enrichment of society.

•	Providing the finest products and services, and realizing customer satisfaction.

•	Continuously improving our business, thereby meeting our stockholders’ expectations and earning their trust.

     In the sales system, the Company promoted consolidation of headquarters, sales departments and branch offices, etc. in order to make the Company’s sales bases larger and more efficient. Also, while increasing the number of, and enriching, its large sized agents which have planning and proposing capabilities, the Company further strengthened assistance and guidance to its agents and concentrated to constitute an agent system so that its agents may be able to precisely respond to customers’ diversified requests and will be selected by.

     With respect to insurance products and services, the Company made its best efforts to promote sales of “Home Pikaichi”, the highest-class Fire Insurance for homeowners, and also began sales of its new products such as “MOST”, a new Automobile Insurance with a broader coverage not only for traffic accidents but also for daily personal accidents and accidents requiring indemnity, and “VIV”, a personal accident and medical insurance, etc. Also, the Company introduced “Property Master”, an order-made type Fire Insurance which provides comprehensive indemnity for damages to corporate properties, and “Super J Plan”, Accident Insurance with a coverage for occupational accidents of employees, etc.

     For the claims handling system, the Company made every effort to make the payment of insurance money further speedily and developed a system which enables the Company to transmit to the handling agents information with respect to the progress of automobile accident claims process in a timely manner for the purpose of providing customers with minute services.

     Overseas, the Company promoted its business activities by placing emphasis on profitability. In Asian areas where future growth is expected, it set up a representative office in Suzhou, Jiangsu Province, China and the first branch office in Korea among Japanese non-life insurance companies. Also, the Company made efforts to further reinforce its operating system, including the entrance into the Indian non-life insurance market through a joint-venture established with a local company. In addition, the Company significantly increased the capital of its overseas reinsurance subsidiaries to scale up reinsurance business.

     With respect to IT (Information Technology) strategies, while facilitating every measure to increase operating efficiency in the sales departments and branch offices, including improvement of insurance contract accounting business and insurance claim payment business so that the effect of synergies may be achieved at the early stage, the Company made efforts to expand the personal computer network connecting agents and the Company known as “MS1 for Agency” for further efficiency of the agency business and also introduced mail systems to amplify its functions. In addition, the Company newly started Internet sales of golfer insurance through agents’ homepages and began information providing services by portable telephone homepage.

     Furthermore, the Company initiated a drastic reform of the overall business procedures, including simplification of insurance business and premiums receiving business for further operating efficiency and curtailment of operating expenses.

     In the area of asset management, in addition to investment primarily in domestic bonds such as corporate bonds, etc., the Company diversified its management techniques and enforced handling of personal loans in order to improve investment income. At the same time, the Company endeavored to secure stable income with an emphasis on stability and liquidity by continuing to decrease its shareholding in order to reduce the risk of price fluctuation as a part of risk management, and also by strengthening integrated management of assets and debts.

     In respect of financial services, the Company devoted itself to sales of accident insurance with maturity refund specialized for defined-contribution pension systems and it also continued to provide various financial services such as financial guaranty for liquidating debts and weather derivatives which would mitigate the financial risks of entrepreneurs resulting from weather changes.

     In terms of the life insurance business, the Company’s subsidiary, “Mitsui Sumitomo Kirameki Life Insurance Co., Ltd.”, has shown steady sales results in its main income surety insurance and also introduced “MS Shushin”, a whole life insurance with market-sensitive interest rate and maturity refund, in February 2003. In addition, the Company established “Mitsui Sumitomo CitiInsurance Life Insurance Co., Ltd.”, a joint-venture with Citigroup of the United States and started sales of personal variable annuities insurance in October 2002.

     Furthermore, in relation to business tie-up with each of Mitsui Mutual Life Insurance Company, Sumitomo Life Insurance Company and Sumitomo Mitsui Banking Corporation, their respective investment trust management subsidiaries and investment advisory subsidiaries were integrated so that “Sumitomo Mitsui Asset Management Co., Ltd.” was inaugurated to succeed those businesses in December 2002. Also, the Company proceeded to integrate Mitsui Seimei General Insurance Co., Ltd.” into the Company and steadily pushed forward various measures to be taken for business tie-up including execution of agreement on transfer of insurance contracts of such company in March 2003.

     As a result of the implementation of the above measures and efforts to expand business, underwriting income, investment income and other ordinary income for the fiscal year under review amounted to ¥1,687.0 billion, ¥100.4 billion and ¥3.6 billion, respectively; ordinary income for the fiscal year under review was ¥1,791.2 billion.

     In regards to expenses, underwriting expenses, investment expenses, operating expenses, general and administrative expenses, and other ordinary expenses for the fiscal year under review amounted to ¥1,443.9 billion, ¥76.1 billion, ¥220.5 billion and ¥2.9 billion, respectively; ordinary expenses for the fiscal year under review was ¥1,743.5 billion.

     Consequently, ordinary profit amounted to ¥47.6 billion, a decrease of ¥14.9 billion from the previous fiscal year, reflecting increased loss from devaluation of securities caused by decline in the stock market. After adding extraordinary income, deducting extraordinary losses and deducting income taxes and adjustments, etc., net income for the fiscal year under review amounted to ¥32.36 billion, an increase of ¥8.75 billion or 37.1% over the previous fiscal year due to a decrease in various expenses concerning mergers and the reversal of reserve for price fluctuation.

SUMMARY OF UNDERWRITING

     In regards to underwriting income, net premiums written amounted to ¥1,235.3 billion, a 4.1% increase over the previous fiscal year, reflecting increased revenue of Compulsory Automobile Liability Insurance owing to abolition of governmental reinsurance.

     Net claims paid as underwriting expenses amounted to ¥620.6 billion, a decrease of ¥2.5 billion from the previous fiscal year, and the net loss ratio was 54.9%, a 2.4 % decrease from the previous fiscal year.

     Operating expenses and general and administrative expenses in underwriting amounted to ¥205.6 billion, a decrease of ¥14.1 billion from the previous fiscal year, reflecting the Company’s efforts to implement further business efficiency and cost reduction, and the net operating expense ratio represented 33.8%, a 2.2% improvement from the previous fiscal year. Underwriting income amounted to ¥36.9 billion, an increase of ¥26.7 billion over the previous fiscal year, after adjusting deposit premiums from policyholders, maturity refunds to policyholders, provision for outstanding claims and reversal of underwriting reserve, among other items.

SUMMARY OF EACH LINE OF INSURANCE BUSINESS

Fire Insurance

     While suffering the effects of sluggish private capital investment and a decrease in the number of new houses being built, etc., the Company made every effort to promote sales activities focused on a highest-class insurance product for homeowners, “Home Pikaichi”. As a result, net premiums written on Fire Insurance as a whole amounted to ¥166.3 billion, a 2.9% increase over the previous fiscal year. The net loss ratio was 34.0%, a 1.2% increase over the previous fiscal year.

Marine Insurance

     Reflecting an increase in income of Cargo Insurance owing to recovery of export, net premiums written on Marine Insurance as a whole increased to ¥52.5 billion, a 5.4% increase over the previous fiscal year. The net loss ratio was 48.4%, a 11.7% decrease from the previous fiscal year.

Personal Accident Insurance

     While the Company implemented active sales activities of new products such as “VIV”, etc., sales of Personal Accident Insurance with a Maturity Refund showed decreased income, and net premiums written on Personal Accident Insurance as a whole decreased to ¥122.7 billion, a 1.2% decrease from the previous fiscal year. The net loss ratio was 44.5%, a 0.3% increase over the previous fiscal year.

Automobile Insurance

     The Company continued to promote positive sales activities with an emphasis on its main product, “MOST”, and made its best efforts to increase net loss ratio by strengthening risk management services. In such circumstances, reflecting a substantial increase in payment of maturity refunds of “Modorichi”, an automobile insurance that was sold in the past years and has expired in the current year, net premiums written decreased to ¥564.2 billion, a 4.6% decrease from the previous fiscal year. The net loss ratio was 64.4%, a 2.4% increase over the previous fiscal year.

Compulsory Automobile Liability Insurance

     In the Compulsory Automobile Liability Insurance System, drastic revisions were made, including the abolishment of the governmental reinsurance system and the determination that reinsurance hitherto underwritten by the Japanese Government would be underwritten instead by insurance companies. As a result, net premiums written amounted to ¥165.0 billion, a 82.3% increase over the previous fiscal year. The net loss ratio was 42.7%, a 31.7% decrease from the previous fiscal year.

Miscellaneous Insurance

     Since the Company registered a decrease in Guaranty and Credit Insurance and Workmen’s Compensation Insurance, net premiums written on all other insurance amounted to ¥164.4 billion, a 2.9% decrease from the previous fiscal year. The net loss ratio was 65.4%, a 1.5% increase over the previous fiscal year.

SUMMARY OF INVESTMENT ACTIVITIES

     The total assets of the Company at the end of the fiscal year under review amounted to ¥5,900.7 billion, a decrease of ¥997.0 billion from the end of the previous fiscal year. Investment assets, including securities and loans, amounted to ¥5,475.1 billion, a decrease of ¥511.5 billion from the end of the previous fiscal year, mainly due to a fall in the stock market.

     While interest and dividends received amounted to ¥116.8 billion, a decrease of ¥12.4 billion from the previous fiscal year, owing to the continued lower level of interest rates in Japan, investment income, after the deduction of investment income allocable to maturity refunds, etc. for Insurance with a Maturity Refund, amounted to ¥100.4 billion, a decrease of ¥2.1 billion from the previous fiscal year. On the other hand, investment expenses amounted to ¥76.1 billion, an increase of ¥39.7 billion over the previous fiscal year, due to an increased loss from valuation of securities caused by a decline in the stock market.

MAJOR MATTERS TO BE ADDRESSED BY THE COMPANY

     For the future Japanese economy, while domestic demands such as personal consumption, public investments, etc. are expected to remain sluggish, it is likely that an unpredictable condition will continue due to concerns about decreasing trend of export in the unclear international situation.

     In the non-life insurance industry, in the midst of further severe operating environments including progress of deregulation, a sharp rise in reinsurance premium rates caused by reductions of the reinsurance market, revealed investment risks due to the sluggish stock markets, etc., it seems that competition in the industry will become more intensified and moves to business tie-up or reorganization will be accelerated across the border or beyond business segments.

     Under these circumstances, the Company, in accordance with the two-year medium management plan, “MS WAVE II”, which started from April 2003, will seek rapid progress in growing power and profitability by making every effort to strengthen its sales network, to provide products and services which would minutely correspond to customers’ needs, to step up its claims handling service system, to make strategic development into overseas markets, and to strengthen its cost-competitive power and asset management ability. In addition, through its positive efforts for bettering corporate quality by means of improving customers’ handlings, promoting risk management, thorough compliance and reinforcing corporate governance, the Company intends to devote itself to the realization of an insurance and financial group which will dynamically conduct its overseas business, financial service business and risk-related business, with an emphasis on non-life insurance business and life insurance business as its core businesses.

     Accordingly, we would greatly appreciate your continued support and encouragement.

(Notes)

1.	Figures in this report (including the tables appearing in this report) are calculated in the following manner:

(1)	The portion of the amount of premiums, etc., and the number of shares, which respectively represent less than the relevant unit are discarded, and figures showing an increase or decrease ratio of net loss ratio, etc., are indicated to the first decimal point and rounded to the nearest one-tenth, with five one-hundredths or more considered to be a full tenth.

(2)	Net loss ratio = (net claims paid + loss adjustment expense) / net premiums written.

(3)	Net operating expense ratio = (commissions and collection expenses + operating expenses and general and administrative expenses) / net premiums written.

2.	For the purpose of calculating percentages in increase and decrease in “1. Summary of operations and results thereof”, the relevant figures for the fiscal year ended March 31, 2002 were obtained by simple additions of figures of The Sumitomo Marine and Fire Insurance Co., Ltd. for the six months ended September 30, 2001 and figures of the Company for the year ended March 31, 2002 with respect to each of the relevant figures.

2.	Business results and summary of financial conditions:

		(Millions of yen)
		Fiscal Year ended March 31,

				2003
Items	2000	2001	2002	(Year under review)

Net premiums written	599,443	614,287	889,361	1,235,313
(Fire Insurance)	(79,026)	(81,700)	(117,068)	(166,317)
(Marine Insurance)	(27,170)	(27,224)	(39,187)	(52,506)
(Personal Accident Insurance)	(70,265)	(69,156)	(92,994)	(122,726)
(Automobile Insurance)	(296,982)	(304,376)	(443,536)	(564,282)
(Compulsory Automobile
Liability Insurance)	(47,403)	(48,595)	(69,247)	(165,034)
(Other)	(78,595)	(83,233)	(127,327)	(164,445)
Interest and dividends received	71,026	58,939	91,571	116,816
Underwriting profit (loss)	- 8,011	404	7,758	36,976
Ordinary profit	28,194	23,088	49,853	47,679
Net income	9,850	13,046	16,445	32,362
Net loss ratio	60.6%	60.4%	59.1%	54.9%
Net operating expense ratio	40.0%	37.7%	36.4%	33.8%

Investment assets	2,523,552	3,166,366	5,986,720	5,475,192
Total assets	2,957,064	3,713,926	6,897,755	5,900,738

Net income per share	¥12.58	¥17.01	¥14.74	¥22.15

(Notes)

1.	Investment assets represent the total of cash deposits and savings, call loans, futures bought, monetary claims bought, money trusts, securities, loans receivable, land and buildings.

2.	Net income per share is calculated by dividing “net income for the year — officers’ bonuses” by “the average of the total number of shares issued during the relevant year (based on the weighted average number of issued shares)”*. Until the previous fiscal year, net income per share is calculated without deducting officers’ bonuses from net income for the year.

*	The average of the total number of shares issued during the relevant year amounted to 782,656 thousand for the fiscal year ended March 31, 2000, 766,799 thousand for the fiscal year ended March 31, 2001, 1,115,620 thousand for the fiscal year ended March 31, 2002, and 1,457,297 thousand for the fiscal year ended March 31, 2003, respectively.

3.	Branches and agents:

	End of the	End of the	Increase or decrease (-)
	previous	fiscal year	in the fiscal year
Type of offices	fiscal year	under review	under review

Divisions	18	16	- 2
Branches	65	65	—
Sub-branches	244	248	4
Sales offices	41	38	- 3
Overseas branches	3	4	1
Overseas representative offices	57	56	- 1

Total	428	427	- 1

Agents	86,263	80,928	- 5,335
Overseas agents	22	22	—

Total	86,285	80,950	- 5,335

4.	Employees:

As of the end of year under review
Increase or
			decrease (-)		Average	Average
	End of the	End of the	in the		length of	monthly
	previous	fiscal year	fiscal year	Average	service	salaries
Class of employees	fiscal year	under review	under review	age	(Year)	(Thousand)

Employees	14,102	14,042	-60	37.9	11.4	¥436
Sales persons	—	—	—	—

(Notes)

1.	The number of employees excludes Directors who are also employees of the Company, Executive Officers, employees in long-term absence and temporary employees.

2.	The average monthly wage is the amount of average wage including overtime wage of March 2003, and bonuses are not included.

3.	The average age and average length of service indicate to the first decimal point disregarding the second decimal.

5.	Common Stock of the Company (as of March 31, 2003):

Total number of shares authorized to be issued by the Company:	3,000,000 thousand
Total number of shares issued:	1,479,894 thousand
Number of shareholders:	60,263

6.	Principal shareholders (as of March 31, 2003):

			Investment to the principal
	Investment to the Company		shareholders by the Company

	Number of	Percentage of	Number of	Percentage of
	shares held	voting rights	shares held	voting rights
Name of shareholder	(Thousand)	(%)	(Thousand)	(%)

The Master Trust Bank of Japan, Ltd. (Trust Account)	64,550	4.5	—	—
Japan Trustee Services Bank, Ltd. (Trust Account)	61,938	4.3	—	—
The Chase Manhattan Bank, NA London	51,893	3.6	—	—
Sumitomo Mitsui Banking Corporation	38,781	2.7	—	—
Euroclear Bank S.A./N.V	36,751	2.6	—	—
Nippon Life Insurance Company	29,597	2.1	—	—
Sumitomo Corporation	26,413	1.8	39,010	3.7
The Chase Manhattan Bank, NA
London, SL Omnibus Account	25,570	1.8	—	—
J.P. Morgan Trust Bank Ltd. (Non-taxable Account)	21,784	1.5	—	—
State Street Bank and Trust Company	20,667	1.4	—	—

(Notes)

1.	Of the 38,781 thousand shares held by Sumitomo Mitsui Banking Corporation, 9,264 thousand shares are held as trust assets consigned to The Sumitomo Trust & Banking Co., Ltd. The share nominee is Japan Trustee Services Bank, Ltd. (The Sumitomo Trust & Banking Co., Ltd., a portion of shares as trusted by another trustee and Sumitomo Mitsui Banking Corporation retirement benefit trust account). Sumitomo Mitsui Banking Corporation retains rights to order in regard to shareholder voting rights of the shares.

2.	The Company owns 47 thousand shares of common stock of Sumitomo Mitsui Financial Group (the percentage of voting rights accounts for 0.8%), the parent company holding 100% of Sumitomo Mitsui Banking Corporation’s stock.

3.	The Company owns 28,301 thousand treasury stock. Since such stock has no voting rights, the Company is excluded from the principal shareholders as stated above.

7.	Acquisition, disposal and holding of treasury stock:

(1)	Stock acquired:

1.	Treasury stock acquired pursuant to resolutions under Section 1, Article 210 of the Commercial Code of Japan”:

Common stock:	7,000,000 shares
Total amount of acquisition value:	¥3,607,772 thousand

2.	Treasury stock acquired as a result of buyback of the share constituting less than one unit of shares:

Common stock:	1,379,952 shares
Total amount of acquisition value:	¥760,260 thousand

(2)	Stock disposed:

None.

(3)	Shares that the invalidation procedures have been taken:

None.

(4)	Stock held at the end of fiscal year:

Common stock:	28,301,836 shares

8.	Directors and Corporate Auditors (as of March 31, 2003):

Name	Title	Position in Charge or Major Occupation

Takeo Inokuchi	Chairman & Representative Director

Hiroyuki Uemura	President & Representative Director

Mutsuo Hayashi	Executive Vice President & Representative Director	Overall assistance in Chairman & President, Coordination of Business & Claims Departments, Coordination of Life Insurance Business, Coordination of Compliance

Takashi Kawahara	Executive Vice President & Representative Director	Overall assistance in Chairman & President, Coordination of Corporate Departments & Overseas Departments, Internal Audit Dept.

Takeshi Kurioka	Senior Managing Director	General Manager of Tokyo Commercial Business Division 1st Tokyo Marketing & Administration Dept., Financial Institutions Business Promotion Dept.

Sanpei Nozaki	Senior Managing Director	Information Technology Planning Dept., Network Systems Dept., Office Processing Dept., Business Process Restructuring for Greater Customer Satisfaction

Takazumi Kanai	Senior Managing Director	Overseas Departments, Europe & Middle East Dept., North America Dept., Central & South America Dept., International Dept.

Yoshiaki Shin	Senior Managing Director	Fire & Casualty Underwriting Dept., Personal Accident & Long Term Insurance Underwriting Dept., Marine Underwriting Dept., Reinsurance Dept., Commercial Lines Planning & Marketing Dept., Fire & Casualty Claims Dept., Marine Claims Dept.

Atsushi Watamura	Managing Director	General Manager of Hokuriku Division Marketing & Sales Promotion Departments, Marketing & Sales Promotion Dept., Motor Channel Marketing Promotion Dept., e-Business Planning & Promotion Dept., Market Development Promotion Dept.

Ken Ebina	Managing Director	Human Resources Dept., General Affairs Dept., Shareholder Relations & Legal Dept., Affiliated Business Development Dept.

Tadao Iso	Managing Director	General Manager of Asia Division Non-Marine Claims Administration Dept., Anshin-Station Dept.

Yasuo Tsutsumi	Managing Director	Compliance Dept., Financial Risk Management Dept., Automobile Underwriting Dept.

Takashi Yamashita	Managing Director	General Manager of Financial Service Division Investment Planning Dept., Loan Dept., Financial Solutions Dept., Financial Business Dept., in charge of Asset Management Business and Investor Relations

Susumu Uchida	Managing Director	Corporate Planning Dept. (excluding duties of Investor Relations), Accounting Dept., Corporate Communications Dept., in charge of Life Insurance Business

Hiromi Asano	Director	General Manager of Corporate Planning Dept.

Kazuo Kondo	Director	General Manager of Human Resources Dept.

Name	Title	Position in Charge or Major Occupation

Kazuho Tanaka	Standing Corporate Auditor (Full-time)

Satoru Ohno	Standing Corporate Auditor (Full-time)

Shutaro Kubo	Standing Corporate Auditor (Full-time)

Yuji Nishiyama	Standing Corporate Auditor (Full-time)

Kenichi Kamiya	Corporate Auditor	Honorary Adviser of Sumitomo Mitsui Banking Corporation

Akira Nishioka	Corporate Auditor	President and Representative Director of The Sumishin Shinko Co., Ltd.

Shutaro Kubo	Senior Managing Director	Retired on June 27, 2002

Yuji Nishiyama	Managing Director	Retired on June 27, 2002

Takashi Serizawa	Managing Director	Retired on June 27, 2002

Kazuo Yamada	Managing Director	Retired on June 27, 2002

Goro Gunji	Standing Corporate Auditor (Full-time)	Retired on June 27, 2002

(Notes)

1.	Messrs. Kenichi Kamiya and Akira Nishioka are outside Corporate Auditors prescribed in Section 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-Stock Companies (Kabushiki Kaisha).

2.	The Company adopted executive officer system. Executive Officers as of March 31, 2003 are as follows:

Takeo Inokuchi	Chief Executive Officer (CEO):

Hiroyuki Uemura	Chief Executive Officer (CEO)

Mutsuo Hayashi	Vice President Executive Officer	Overall assistance in Chairman & President, Coordination of Business & Claims Departments, Coordination of Life Insurance Business, Coordination of Compliance

Takashi Kawahara	Vice President Executive Officer	Overall assistance in Chairman & President, Coordination of Corporate Departments & Overseas Departments, Internal Audit Dept.

Takeshi Kurioka	Senior Executive Officer	General Manager of Tokyo Commercial Business Division 1st Tokyo Marketing & Administration Dept., Financial Institutions Business Promotion Dept.

Norio Kobayashi	Senior Executive Officer	General Manager of Osaka Commercial Business Division Kansai Marketing & Administration Dept., Kansai General Affairs Dept.

Sanpei Nozaki	Senior Executive Officer	Information Technology Planning Dept., Network Systems Dept., Office Processing Dept., Business Process Restructuring for Greator Customer Satisfaction

Takazumi Kanai	Senior Executive Officer	Overseas Departments, Europe & Middle East Dept., North America Dept., Central & South America Dept. , International Dept.

Yoshiaki Shin	Senior Executive Officer	Fire & Casualty Underwriting Dept., Personal Accident & Long Term Insurance Underwriting Dept., Marine Underwriting Dept., Reinsurance Dept., Commercial Lines Planning & Marketing Dept., Fire & Casualty Claims Dept., Marine Claims Dept.

Seiichiro Fujita	Managing Executive Officer	General Manager of Tokyo Division Kanto Marketing & Administration Dept.

Hideaki Aida	Managing Executive Officer	General Manager of Tokyo Automobile Division Automobile Business Promotion Dept.

Atsushi Watamura	Managing Executive Officer	General Manager of Hokuriku Division Marketing & Sales Promotion Division, Marketing & Sales Promotion Dept., Motor Channel Marketing Promotion Dept., e-Business Planning & Promotion Dept., Market Development Promotion Dept.

Kenichi Enami	Managing Executive Officer	General Manager of Tokyo Commercial Business Division 2nd Automobile Claims Dept.

Ken Ebina	Managing Executive Officer	Human Resources Dept., General Affairs Dept., Shareholder Relations & Legal Dept., Affiliated Business Development Dept.

Yoshihiko Mikuni	Managing Executive Officer	General Manager of Kanto & Koshinetsu Division

Tadao Iso	Managing Executive Officer	General Manager of Asia Division Non-Marine Claims Administration Dept., Anshin-Station Dept.

Tetsuo Kondo	Managing Executive Officer	General Manager of Kanagawa & Shizuoka Division

Kazuo Yamada	Managing Executive Officer	General Manager of Nagoya Commercial Business Division Chubu Marketing & Administration Dept., Chubu General Affairs Dept.

Yasuo Tsutsumi	Managing Executive Officer	Compliance Dept., Financial Risk Management Dept., Automobile Underwriting Dept.

Takashi Yamashita	Managing Executive Officer	General Manager of Financial Service Division Investment Planning Dept., Loan Dept., Financial Solutions Dept., Financial Business Dept., in charge of Asset Management Business and Investor Relations

Susumu Uchida	Managing Executive Officer	Corporate Planning Dept. (excluding duties of Investor Relations), Accounting Dept., Corporate Communications Dept., in charge of Life Insurance Business

Hirotoshi Nakamura	Executive Officer	General Manager of Kansai Division

Yasuo Ogura	Executive Officer	General Manager of Chubu Division

Nobuyuki Hidaka	Executive Officer	General Manager of Kyusyu Division

Koji Yoshida	Executive Officer	General Manager of North America Dept.

Toshihiro Nakagawa	Executive Officer	General Manager of Chiba & Saitama Division

Hiromi Asano	Executive Officer	General Manager of Corporate Planning Dept.

Tsutomu Nagamasa	Executive Officer	General Manager of Europe & Middle East Dept.

Kumio Ohisa	Executive Officer	General Manager of Tohoku Division

Minoru Shoda	Executive Officer	General Manager of Hokkaido Division

Toshiaki Egashira	Executive Officer	General Manager of Chugoku Division

Hisatoshi Sato	Executive Officer	General Manager of Kansai Automobile Division

Norio Misaka	Executive Officer	General Manager of Non-Marine Claims Administration Dept.

Kazuo Araya	Executive Officer	General Manager of Commercial Production Dept. 3rd of Tokyo Commercial Business Division 2nd

Koichi Kubota	Executive Officer	General Manager of Shikoku Division

Ichiro Iijima	Executive Officer	General Manager of Automobile Underwriting Dept.

Shunji Abo	Executive Officer	General Manager of Fire & Casualty Underwriting Dept.

Kazuo Kondo	Executive Officer	General Manager of Human Resources Dept.

9.	Parent company and subsidiaries, etc. (as of March 31, 2003):

(1)	Parent company:

Not applicable.

(2)	Subsidiaries, etc.:

					Percentage
			Date of		of voting
Name of company	Location	Principal business	establishment	Paid-in capital	rights (%)	Others

Mitsui Sumitomo Kirameki Life Insurance Co., Ltd.	Chiyoda-ku, Tokyo	Life insurance business	Aug. 8, 1996	¥23,000 million	100.0	—

Mitsui Sumitomo Insurance Venture Capital Co., Ltd.	Chuo-ku, Tokyo	Venture capital business	Dec. 6, 1990	¥500 million	100.0	—

Mitsui Sumitomo CitiInsurance Life Insurance Co., Ltd.	Chiyoda-ku, Tokyo	Life insurance business	Sep. 7, 2001	¥6,125 million	51.0	—

Sumitomo Mitsui Asset Management Co., Ltd.	Minato-ku, Tokyo	Investment advisory business and investment trust management business	Jul. 15, 1985	¥2,000 million	17.5	—

MS Frontier Reinsurance Limited	Hamilton, Bermuda	Non-life insurance business	Sep. 9, 1997	100,000 thousand Bermuda Dollar (¥12,020 million)	100.0	—

Mitsui Sumitomo Insurance Company (Europe), Limited	London, U.K.	Non-life insurance business	July 28, 1972	£30,600 thousand (¥5,797 million)	100.0	—

Mitsui Sumitomo Reinsurance Limited	Dublin, Ireland	Non-life insurance business	Feb. 11, 1999	EUR20,000 thousand (¥2,596 million)	100.0	—

Mitsui Sumitomo Insurance (Singapore) Pte. Ltd.	Singapore, Singapore	Non-life insurance business	Jan. 1, 1991	S$25,000 thousand (¥1,700 million)	100.0	—

Mitsui Sumitomo Insurance Company (Hong Kong), Limited	Hong Kong, P.R.C.	Non-life insurance business; non-life insurance agency business	Feb. 13, 1981	HK$60,000 thousand (¥924 million)	100.0	—

P.T. Asuransi Sumitomo Marine and Pool	Djakarta, Indonesia	Non-life insurance business	Oct. 30, 1990	Rp.15,000 million (¥204 million)	100.0	—

MSI Corporate Capital Ltd	London, U.K.	Non-life insurance business	Jan. 7, 2000	£5,200 thousand (¥985 million)	100.0 (100.0)	—

Sumitomo Marine and Fire Insurance Company of America	New York, U.S.A.	Non-life insurance business	Sep. 28, 2001	US$5,000 thousand (¥601 million)	100.0 (100.0)	—

Mitsui Marine and Fire Insurance Company of America	New York, U.S.A.	Non-life insurance business	Jan. 28, 1988	US$5,000 thousand (¥601 million)	100.0 (100.0)	—

P.T. Asuransi Mitsui Marine Indonesia	Djakarta, Indonesia	Non-life insurance business	Dec. 17, 1975	Rp.40,000 million (¥544 million)	80.0	—

Mitsui Sumitomo Seguros S.A.	Sao Paulo, Brazil	Non-life insurance business	Dec. 15, 1965	Brazilian Real 27,366 thousand (¥974 million)	71.3 (1.5)	—

Mitsui Sumitomo Insurance (Malaysia) Berhad	Kuala Lumpur, Malaysia	Non-life insurance business	Apr. 28, 1979	MYR 106,000 thousand (¥3,352 million)	47.7	—

(Notes)

1.	The above companies are the principal subsidiaries, etc. of the Company.

2.	Mitsui Sumitomo CitiInsurance Life Insurance Co., Ltd. and Sumitomo Mitsui Asset Management Co., Ltd. are newly stated as principal subsidiaries of the Company from the fiscal year under review. MITSUI SUMITOMO INSURANCE Asset Management Co., Ltd., which was stated for the previous fiscal year, is not included in principal subsidiaries for the fiscal year under review.

3.	M. M. Reinsurance Company, Limited, which was stated for the previous fiscal year, changed its corporate name into MS Frontier Reinsurance Limited.

4.	Ordinary Income of the 16 principal subsidiaries, etc. of the Company stated above (sales in case of companies other than insurance company) amounted to ¥259.6 billion and net loss for the fiscal year under review amounted to ¥1.7 billion.

5.	The amounts in Japanese yen indicated in the parentheses of the columns for “paid-in capital” and those of overseas subsidiaries stated in Note 4. above, are translated at the exchange rates of the balance sheet date of the Company.

6.	The figures in parentheses under percentage of voting rights above represent the percentage of shares indirectly owned by the Company.

10.	Remuneration for Directors and Corporate Auditors and other consideration for their services:

     Remuneration and other consideration for services of Directors and Corporate Auditors are not stated herein, since the Articles of Incorporation of the Company have no such provisions as referred to in Section 12, Article 266 of the Commercial Code (including the case to which the subject provisions a portion of which is substituted for pursuant to Section 18 of the said Article of Commercial Code is applied mutatis mutandis by Section 1, Article 280 of the Commercial Code) or in Section 19, Article 266 of the Commercial Code.

11.	Conditions of stock acquisition rights:

                    Not applicable.

12.	Subsequent events materially affecting the condition of the Company:

     The Company has been granted authorization from the Minister of Health, Labor and Welfare for exemption from the duty of future payment for the substituted portion of the welfare annuity fund as of April 1, 2003 as a result of the enforcement of the Defined Benefit Corporate Pension Law.

     The Company plans to recognize the difference arising from the retirement benefit obligation with respect to the substituted portion and an amount equivalent to the refunded plan assets as income or loss on the Company’s financial statements on the date that the substituted portion is returned. The interim measures prescribed by Paragraph 2, Section 47 of the “Guidelines for the Practice of Retirement Benefit Accounting (interim report)” (Report No. 13, Accounting System Committee, The Japanese Certified Public Accountants) will not be applied.

     In the light of fluctuations in the market values of plan assets held by the Company and undecided refundable amount of plan assets, the actual amount to be recognized as income or loss on the date that the substituted portion is returned, has not yet been determined. If the said Guidelines were applied, the impact on the settlements of accounts of the Company would be approximately ¥33 billion (extraordinary income) on a trial basis

13.	Any other event materially affecting the conditions of the Company:

                    Not applicable.

Attached Document (2)

BALANCE SHEET
(As of March 31, 2003)

(Millions of yen)
Items	Amount

(Assets)
Cash deposits and savings	294,698
Cash on hand	1,153
Deposits in banks	293,544
Call loans	5,000
Futures bought	1,999
Monetary claims bought	38,574
Money trusts	26,758
Investments in securities	4,097,594
Government bonds	106,936
Municipal bonds	461,118
Corporate bonds	1,200,641
Stocks	1,436,260
Foreign securities	821,127
Other securities	71,508
Loans	716,542
Policy loans	22,441
General loans	694,101
Property and equipment	321,206
Land	107,709
Buildings	187,467
Equipment	25,250
Construction in progress	778
Other assets	337,325
Premiums receivable	2,387
Due to agents	74,572
Due to foreign agents	3,308
Co-insurance business receivable	6,988
Reinsurance business receivable	62,732
Foreign reinsurance business receivable	24,246
Agent business receivable	533
Other receivable	24,928
Accrued income	19,551
Guarantee deposit	28,651
Deposits with the Japan Earthquake Reinsurance Company	50,829
Suspense payments	32,702
Assets related to derivative transactions	3,634
Deferred loss on hedge accounting for derivatives	1,569
Other assets	690
Deferred tax assets	34,885
Customers’ liabilities under acceptances and guarantees	45,771
Bad debts reserve	-19,606
Reserve for loss on investments	- 12

Total Assets	5,900,738

(Millions of yen)
Items	Amount

(Liabilities)
Underwriting funds	4,448,076
Outstanding claims	420,063
Underwriting reserve	4,028,012
Convertible bonds	22,250
Other liabilities	186,800
Co-insurance business payable	8,714
Reinsurance business payable	50,453
Foreign reinsurance business payable	23,186
Agent business payable	241
Income taxes payable	25,924
Guarantee money	17,689
Advance received	426
Other payable	30,767
Suspense receipts	15,117
Liabilities related to derivative transactions	11,520
Deferred profit on hedge accounting for derivatives	1,177
Other liabilities	1,581
Reserve for annuity and retirement benefits	152,095
Accrued bonuses for employees	11,507
Reserve for loss on sale of loans	1,220
Reserve for price fluctuation	6,507
Liabilities under acceptances and guarantees	45,771
Total liabilities	4,874,229
(Stockholders’ equity)
Common stock	128,476
Capital surplus	81,991
Additional paid-in capital	81,991
Retained earnings	405,306
Legal earned reserve	38,340
General reserve	312,775
Special reserve	93,400
Reserve for dividend	67,200
Reserve for officers’ retirement benefit	1,400
Special reserve for policyholders	148,900
Reserve for overseas investment loss	6
Reserve for special depreciation	1,182
Reserve for advanced depreciation	686
Unappropriated retained earnings	54,190
Net income for the current fiscal year	32,362
Unrealized gains on investments, net of tax	426,705
Treasury stock at cost	-15,971
Total Stockholders’ equity	1,026,508

Total Liabilities and Stockholders’ equity	5,900,738

(Notes)

1.	Valuation policies and methods of securities are as follows:

(1)	Trading securities are valued at fair value. Cost of sales is calculated using moving average method.

(2)	Securities held to maturity are valued at amortized cost.

(3)	Stocks of subsidiaries and affiliates are valued at cost using the moving average method.

(4)	Other securities with fair values are valued at fair value as at March 31, 2003. Net unrealized gains or losses are reported as a separate component of stockholders’ equity, and cost of sales is calculated using moving average method.

(5)	Other securities without fair values are valued at cost using the moving average method or amortized cost.

2.		Securities managed as a major component of trust assets in the money trust are valued at fair value.

3.		Derivative financial instruments are valued at fair value. Provided, however, that derivative transactions that meet the certain criteria of transfer treatments of forward exchange transactions are accounted for under transfer treatments, and interest rate swaps that meet the certain criteria are accounted for under exceptional methods.

4.		Depreciation of property and equipment is computed using the declining-balance methods, except for buildings (excluding fixtures) acquired after 1st April, 1998, for which the straight-line method is applied.

Properties acquired for the purpose of collection of claims paid and planned to sell are valued at cost or market whichever is lower basis, and they have not been amortized.

5.		Translation of foreign currency assets and liabilities into Japanese yen complies with the provisions of the Accounting Standards for Foreign Currency Transactions.

6.	(1)	Bad debt reserve is established under the standard for self-assessment of assets and the policy for depreciation and provision is as follows.

A reserve for bad debts for loans to debtors who are legally or formally deemed to be experiencing financial difficulties such as bankruptcy, special liquidation or whose notes are under suspension at clearing houses, and loans for debtors who are substantially bankrupt are provided for based on the amount remaining after deducting the collateral’s resale value and amounts collectible from guarantees.

A bad debt reserve for loans to debtors likely to experience financial difficulties in the future is provided based on the amount remaining after deducting the collateral’s resale value and amounts collectible from guarantees considering comprehensively debtors’ abilities to repay the entire outstanding debts.

For loans other than those described above, a bad debt reserve is calculated by multiplying actual historical bad debt ratios times outstanding balances.

Reserve for loans and receivables are provided for based on assessment under the assets self-assessment standard. The assessment was performed by the departments responsible for each asset. The independent internal audit department reviews those results.

	(2)	Reserve for loss on investments is established as the result of management assessment for future possible losses on investments.

	(3)	Reserve for annuity and retirement benefit is established to provide for future retirement benefits based on the estimated retirement benefit obligation and plan assets at March 31, 2003.

Prior service costs are amortized using the straight-line method over certain periods within the estimated average remaining service years of employees.

Actuarial gains and losses are amortized from the next fiscal year using the straight-line method over certain periods within the estimated average remaining service years of employees.

	(4)	Accrued bonuses for employees are based on estimated amounts to be paid at March 31, 2003.

	(5)	Reserve for loss on valuation of real estate is provided for based on the estimated amounts for future possible losses relating to future real estate transactions at March 31, 2003.

7.		Reserve for price fluctuation is recognized under Article 115 of the Insurance Business Law to provide for possible losses arising from price fluctuations of investment securities.

8.		Profit and losses on stock price option contracts for hedging purposes arising from fluctuations in stock prices relating to holding stocks and currency swap contracts for hedging purposes arising from cash flow fluctuations of foreign-denominated bonds due to fluctuations in foreign exchanges are accounted for under the deferral hedge accounting method. Interest rate swap contracts for hedging risks, arising from fluctuations in cash flow of loans or bonds relating to fluctuations in interest rates, are accounted for using the deferral hedge accounting method or the exceptional method.

Hedging effectiveness is assessed semi-annually by comparing cumulative fluctuations of the prices or cash flows between the hedged items and the hedging instruments during the periods from the hedging start dates to the assessment dates. When hedged items and hedging instruments are highly and clearly interrelated or when interest swap transactions meet the criteria for applying the exceptional method, the assessments for the effectiveness of hedging are omitted.

9.		Consumption tax is accounted for under the “Zei Nuki” (tax exclusive) method except those relating to loss adjustment expenses and operating and general and administrative expenses, which are accounted for under the “Zei Komi” (tax inclusive) method. Non-deductible consumption tax relating to assets is included in suspense payments and amortized in equal installments over a period of five years.

10.		Finance leases, except for those in which ownership is considered transferred to the lessee, are accounted for as operating leases similar to the rental of property.

11.		Credit derivative transactions, which were treated in the same manner as guarantee liabilities until the previous fiscal year, are stated in the balance sheet at their reasonable value from the fiscal year under review. As a result, in comparison with the case according to the previous method, ordinary income and income before income taxes decreased by ¥6,824 million. Customers’ liabilities under acceptance and guarantees and liabilities under acceptance and guarantees decreased by ¥533,126 million, respectively.

12.	(1)	Loans to financially impaired parties and overdue loans amounted to ¥78 million and ¥9,561 million, respectively.

Loans to financially impaired parties represent those loans on which accrued interest receivable is not recognized because repayments of principal or interest were overdue for considerable periods and they are regarded as not collectible (excluding the portion of loans that were written off) and which meet the conditions provided in Article 96, section 1-3, 4 of the Corporation Tax Enforcement Order (1965 Government Ordinance No. 97).

Overdue loans represent loans not accruing interest excluding loans that have been granted grace for interest payments for the purpose of restructuring of, or support to debtors in financial difficulty and excludes loans to financially impaired parties.

	(2)	Overdue loans not less than 3 months amounted to ¥692 million.
Overdue loans not less than 3 months represent loans for which principal or interest was not less than 3 months past after the contractual due date for repayment of principal or interest and excludes loans to financially impaired parties and overdue loans.

	(3)	Restructured loans amounted to ¥21,866 million.
Restructured loans have favorable terms to debtors such as interest exemption or reduction, grace on interest payments, grace on principal repayments, or forgiveness of debts for the purpose of restructuring of or support to debtors in financial difficulty. Loans to financially impaired parties, overdue loans and loans overdue not less than 3 months are excluded.

	(4)	Loans to financially impaired parties, overdue loans, overdue loans not less than 3 months, and restructured loans amounted to ¥32,199 million.

13.		Accumulated depreciation of property and equipment amounted to ¥280,823 million. The acquisition costs of certain properties were reduced by ¥22,822 million representing deferred profit on sales of other properties.

14.		Net income per share for the year ended March 31, 2003 was ¥22.15.

Net income for the fiscal year under review as calculation base amounted to ¥32,362 million, of which such income as not attributable to shareholders is ¥80 million of officers’ bonuses, net income for the business year under review attributable to shareholders is ¥32,282 million and the average number of shares of common stock during the fiscal year under review is 1,457,297 thousand shares.

In calculating net income per share, the “Accounting Rules on Net Income Per Share for the Current Year” (Corporate Accounting Rules No. 2) and the “Guideline for Application of the Accounting Rules on Net Income Per Share for the Current Year” (Guideline for Application of Corporate Accounting Rules No. 4) have been applied as from the fiscal year under review. Net income per share for the fiscal year under review as calculated according to the prior method is ¥22.20.

15.		Net assets under the provision of Article 290, Section 1, Item 6 of the Commercial Code amounted to ¥421,646 million.

16.		The aggregate amounts of receivable from and payable to subsidiaries amounted to ¥9,995 million and ¥5,190 million, respectively.

17.		The carrying values of the investments in subsidiaries amounted to ¥101,410 million.

18.		Collateralized securities amounted to ¥22,168 million, collateralized land amounted to ¥5,324 million and collateralized buildings amounted to ¥8,843 million. They include collateral for borrowings of special purpose companies, etc. in the amount of ¥9,104 million and deposited assets for overseas operation, etc.

19.		Government bonds, corporate bonds, and foreign securities include those which were loaned under loan agreements in the aggregate amount of ¥63,323 million.

20.		Details of retirement benefits are as follows:

	(1)	Details of retirement benefit obligation:

Projected retirement benefit obligation	- ¥	358,263 million
Plan assets		¥146,966 million
Unfunded obligation	- ¥	211,297 million
Unrecognized actuarial losses		¥73,029 million
Unrecognized prior service costs	- ¥	13,828 million
Reserve for annuity and retirement benefits	- ¥	152,095 million

(2)	Actuarial assumptions of retirement benefit obligation:

Allocation method of retirement benefits	Straight-line method

Discount rate	2.00%
Rate of expected return on plan assets	3.00%
Amortization period for prior service costs	4 years
Amortization period for actuarial losses	10 years

21.	Deferred tax assets and deferred tax liabilities amounted to ¥291,859 million and ¥243,789 million, respectively. The valuation allowance deducted from deferred tax assets amounted to ¥13,184 million.

Deferred tax assets mainly arose from the underwriting reserve of ¥145,018 million, reserve for annuity and retirement benefit of ¥50,956 million, investment in securities of ¥37,257 million and software costs of ¥15,820 million.

Deferred tax liabilities mainly arose from net unrealized gains on other securities and monetary claims bought amounting to ¥241,065 million.

22.	The Company has extended a guarantee for execution of transactions made by limited partnership. The total of present value of such transactions at March 31, 2003 amounted to ¥215,688 million, though such amount was not reckoned as customers’ liabilities under acceptance and guarantees and liabilities under acceptance and guarantees since there is no substantial guaranteed amount taking account of collaterals, etc.

23.	The guarantee of ¥34,101 million is provided to subsidiaries in connection with insurance written by subsidiaries.

24.	The balance of loans not extended concerning a loan commitment agreement is ¥1,314 million.

25.	The format of the balance sheet was changed from this fiscal year under review, in conformity with a revision of the Insurance Business Enforcement Regulations. The principal changes are as follows:

(1)	“Common stock”, “Legal reserve” and “Retained earnings” used to be shown as items of “Stockholders’ Equity” hitherto appears as “Common stock”, “Capital surplus” and “Retained earnings”.
(2)	“Unrealized gains on investments” as shown hitherto appears as “Unrealized gains on investments, net of tax”.

26.	Amounts are given in the stated unit of presentation, by deleting any amount less than the stated unit of presentation.

Attached Document (3)

STATEMENT OF INCOME
(From: April 1, 2002)
(To: March 31, 2003)

(Millions of yen)
Item	Amount

Ordinary Income and Expenses:
Ordinary income:	1,791,223
Underwriting income:	1,687,038
Net premiums written	(1,235,313)
Deposit premiums from policyholders	(306,757)
Investment income on deposits premiums from policyholders	(65,442)
Reversal of underwriting reserve	(79,453)
Other underwriting income	(71)
Investment income:	100,493
Interest and dividends received	(116,816)
Investment gain on money trusts	(1,375)
Investment gain on trading securities	(467)
Gain on sales of securities	(44,879)
Profit on redemption of securities	(1,991)
Other investment income	(404)
Transfer of investment income on deposits premiums from policyholders	(- 65,442)
Other ordinary income:	3,691
Ordinary expenses:	1,743,544
Underwriting expenses:	1,443,941
Net claims paid	(620,679)
Loss adjustment expenses	(57,286)
Commissions and collection expenses	(212,260)
Maturity refunds to policyholders	(538,281)
Dividends to policyholders	(79)
Provision for outstanding claims	(14,600)
Foreign exchange loss	(451)
Other underwriting expenses	(303)
Investment expenses:	76,135
Investment loss on money trusts	(3,851)
Loss on sales of securities	(14,943)
Loss on valuation of securities	(50,265)
Loss on redemption of securities	(12)
Loss on derivative transactions	(3,025)
Foreign exchange loss	(3,063)
Provision for reserve for investment loss	(3)
Other investment expenses	(968)
Operating expenses and general and administrative expenses:	220,524
Other ordinary expenses:	2,943
Interest paid	(853)
Loss on bad debts	(38)
Other ordinary expenses	(2,050)

Ordinary Profit	47,679

(Millions of yen)
Item	Amount

Extraordinary income and losses:
Extraordinary income:	22,056
Gain on sales of real estate	(4,405)
Reversal of reserve for price fluctuation	(13,922)
Other extraordinary income	(3,728)
Extraordinary losses:	15,801
Loss on sales of real estate	(2,487)
Other extraordinary losses	(13,314)

Income before income taxes	53,934
Income tax and residents tax	33,681
Adjustment to income taxes	- 12,109
Net income	32,362

Unappropriated retained earnings brought forward from the previous fiscal year	21,827
Unappropriated retained earnings at the end of the year	54,190

(Notes)

1.		The aggregate amounts of income and expenses resulting from transactions with subsidiaries amounted to ¥24,156 million and ¥48,069 million, respectively.

2.	(1)	Details of net premiums written are as follows:

Premiums written	¥1,487,686 million
Reinsurance premiums ceded	¥252,373 million

(Net)	¥1,235,313 million

(2)	Details of net claims paid are as follows:

Claims paid	¥793,025 million
Reinsurance claims recovered	¥172,345 million

(Net)	¥620,679 million

(3)	Details of commissions and collection expenses are as follows:

Commissions and collection expenses paid	¥228,271 million
Reinsurance commissions received	¥16,011 million

(Net)	¥212,260 million

(4)	Details of interest and dividends received are as follows:

Interest on deposits and savings	¥1,127 million
Interest on call loans	¥2 million
Interest on futures bought	¥0 million
Interest on monetary claims bought	¥69 million
Interest and dividends on investment securities	¥89,623 million
Interest on loans	¥16,579 million
Rental income from properties	¥8,583 million
Other interest	¥831 million

Total	¥116,816 million

3.	Net valuation gains and losses included in investment gain and loss on money trusts are a gain of ¥3,623 million and the net amount of valuation gains and losses included in loss on derivative transactions is a loss of ¥7,529 million.

4.	Other extraordinary income represents reversal of bad debts reserve.

5.	Other extraordinary losses represent miscellaneous merger expenses of ¥7,608 million, extra retirement pay due to the outplacement support system of ¥4,491 million, the valuation losses of land and buildings due to significant declines in fair values of ¥1,215 million.

6.	Costs for retirement benefits included in loss adjustment expenses, operating expenses and general and administrative expenses amounted to ¥13,499 million and those consists of the following items (in million of yen);

Service costs:		¥12,422 million
Interest costs:		¥7,943 million
Expected return on plan assets:	- ¥	4,410 million
Amortization of actuarial losses		¥2,767 million
Amortization of prior service costs:	- ¥	5,223 million

Total:		¥13,499 million

7.	Normal income tax rate is 36.1% at the end of the fiscal year under review. The effective tax rate upon the application of deferred tax accounting is 40.0%. The difference arises mainly from a 6.4% increase in the valuation allowance and dividends received which are excluded from taxable income (6.1%), and entertainment expenses which are excluded from tax deductible expenses (2.0%).

8.	The “Accounting Standards regarding Treasury Stock and Reversal of Statutory Reserve, etc. (Corporate Accounting Standard No. 1)” has been applied from the fiscal year under review. There has been no impact on gains and losses for the fiscal year under review arising from such accounting change.

9.	Amounts are given in the stated unit of presentation, by deleting any amount less than the stated unit of presentation.

Attached Document (4)

STATEMENT OF PROPOSED APPROPRIATION OF RETAINED EARNINGS

Item	Amount

Unappropriated retained earnings at the end of year:	¥54,190,535,683
Transfer from appropriated retained earnings:	240,121,299
Reserve for overseas investment loss	246,224
Reserve for special depreciation	231,236,982
Reserve for deferred profit	8,638,093
Total	¥54,430,656,982

Appropriations:	¥23,166,941,268
Legal earned reserve	2,200,000,000
Dividends (Regular dividend: ¥7.50 per share)	10,886,941,268
Officers’ bonuses	80,000,000
Transfers to appropriated retained earnings:	10,000,000,000
Special reserve	5,000,000,000
Reserve for dividend	1,000,000,000
Special reserve for policyholders	4,000,000,000
Balance carried forward to next year:	¥31,263,715,714

(Note)    “Officers’ bonuses” are for Directors only.

Attached Document (5)

COPY OF INDEPENDENT AUDITORS’ REPORT

AUDIT REPORT

May 13, 2003

To:    Board of Director of Mitsui Sumitomo Insurance Co., Ltd.

Shin Nihon & Co.

Tsutomu Takahashi (seal) Representative Partner and Engagement Partner Certified Public Accountant

Kenji Yumoto (seal) Representative Partner and Engagement Partner Certified Public Accountant

Asahi & Co.

Kenji Itou (seal) Representative Partner and Engagement Partner Certified Public Accountant

Takaaki Miura (seal) Representative Partner and Engagement Partner Certified Public Accountant

     We have audited the financial statements of Mitsui Sumitomo Insurance Co., Ltd. for the 86th fiscal year from April 1, 2002 to March 31, 2003, including the balance sheet, the statement of income, the business report (limited to matters concerning accounting), the proposed appropriation of retained earnings and the schedules related to the financial statements (limited to matters concerning accounting) pursuant to the provisions of Article 2 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-Stock Companies (Kabushiki Kaisha). With respect to the aforementioned business report and the schedules related to the financial statements, our audit was limited to those matters based on the accounting records of the Company and its subsidiaries. The management of the Company is responsible for the preparation of the financial statements and the schedules related thereto and our responsibility as certified public accountants is to express an independent opinion regarding the financial statements and the schedules related thereto.

     Our audit corporation carried out the audit in accordance with generally accepted auditing standards in Japan. The auditing standards require us to be guaranteed to a reasonable extent as to whether or not the financial statements and the schedules related thereto contain any material misrepresentations. Our audit has been carried out on the basis of trial examination and includes overall examination of representations which are indicated in the financial statements and schedules related thereto, including valuation of the accounting standards adopted, and the methods thereof employed, by the management of the Company as well as valuation of the projections made therein by the management of the Company. Our audit corporation has judged that it has been guaranteed to a reasonable extent that it has a basis for expressing an opinion as a result of the audit. The audit includes the auditing procedures for the Company’s subsidiaries with respect to which we carried out as we considered it necessary.

     The figures of results before the fiscal year ended March 31, 2001 stated in 2. Business results and summary of financial conditions of the Business Report attached herewith, are based on the accounting records audited by Shin Nihon & Co.

     As a result of the audit, our opinions are that:

(1)	the balance sheet and the statement of income fairly present the status of assets and earnings of the Company in conformity with laws, ordinances and the Articles of Incorporation of the Company,

(2)	the business report, as far as the accounting data included in such report are concerned, fairly presents the status of the Company in conformity with applicable laws, ordinances and the Articles of Incorporation of the Company,

(3)	the proposal of profit appropriation has been prepared in conformity with applicable laws, ordinances and the Articles of Incorporation of the Company, and

(4)	the schedules related to the financial statements, as far as the accounting data included in such schedules are concerned, have been prepared in conformity with the provisions of the Commercial Code.

     The acquisition of authorization from the relevant governmental authority for exemption from the duty of future payment for the substituted portion of the welfare annuity fund is stated as a subsequent event in the Business Report.

     The audit corporation or these engagement partners have no financial interest in the Company as required to be stated by the provisions of the Certified Public Accountant Law.

– End –

Attached Document (6)

COPY OF BOARD OF CORPORATE AUDITORS’ REPORT

AUDIT REPORT

     This Board of Corporate Auditors prepared and reported the following audit report regarding the performance of duties of the Directors of the Company during the 86th fiscal year from April 1, 2002 to March 31, 2003, upon deliberation, based on the reports from each Corporate Auditor regarding the method and the result of audit.

1.	Scope of Audit

     Each Corporate Auditor, subject to, inter alia, the audit policy and scheme set up by the Board of Corporate Auditors, has attended meetings of the Board of Directors and other meetings as deemed important, received from Directors and other officers reports on the business, perused the documents whereby the important decisions were made, examined business and financial conditions at the head office and the principal offices and received from the subsidiaries’ reports on the business, as necessary. In addition, we received from the Independent Auditors, from time to time, reports on audit and examined the accounting statements and attached schedules.

     In addition to the method of audit mentioned above, with respect to transactions between Directors acting on their own behalf and the companies which businesses are competitive to the Company and transactions between Directors and the Company in which interests in both parties are contradictory, we referred the matters in question to Directors. We examined the provision, free of charge, of profits conducted by the Company in detail by receiving reports from the Directors pursuant to the arrangements set up in advance. As for transactions not in the ordinary course of business between its subsidiaries and the Company or between its shareholders and the Company, and acquisition and disposal of its own shares, we examined each of the related documents.

2.	Result of Audit

(1)	We confirm that the method and the result of the audit made by Shin Nihon & Co. and Asahi & Co., Independent Auditors of the Company, are fair.

(2)	We confirm that the business report is presented in conformity with the relevant laws and ordinances as well as the Articles of Incorporation of the Company, and fairly presents the position of the Company.

(3)	We confirm that the proposal of profit appropriation is acceptable in consideration of the status of the Company’s assets and other circumstances and there is nothing to be pointed out.

(4)	We confirm that the schedules related to the financial statements fairly present the matters to be stated and there is nothing to be pointed out.

(5)	We confirm that there is nothing to be pointed out concerning illegal acts or facts which are in violation of the laws and ordinances or the Articles of Incorporation in the course of the performance of their duties by the Directors including the performance of their duties for subsidiaries.

We confirm that there are no illegal acts of Directors with respect to transactions between Directors acting on their behaves and the companies which businesses are competitive to the Company, transactions between Directors and the Company in which interests in both parties are contradictory, the provision, free of charge, of profits conducted by the Company, transactions not in the ordinary course of business between its subsidiaries and the Company or between its shareholders and the Company and acquisition and disposal of its own shares.

May 16, 2003

The Board of Corporate Auditors of Mitsui Sumitomo Insurance Co., Ltd.

Kazuho Tanaka	(seal)
Standing Corporate Auditor (Full-time)

Satoru Ohno	(seal)
Standing Corporate Auditor (Full-time)

Shutaro Kubo	(seal)
Standing Corporate Auditor (Full-time)

Yuji Nishiyama	(seal)
Standing Corporate Auditor (Full-time)

Kenichi Kamiya	(seal)
Corporate Auditor

Akira Nishioka	(seal)
Corporate Auditor

(Note)	Messrs. Kenichi Kamiya and Akira Nishioka are outside Corporate Auditors prescribed in Section 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-Stock Companies (Kabushiki Kaisha).

– End –

Reference Document Concerning Exercise of Voting Rights

1.	Total number of voting rights held by all shareholders:	1,439,451

2.	Items of business and reference matters:

First Item: Approval of Proposed Appropriation of Retained Earnings for the 86th fiscal year

Appropriation of retained earnings is proposed as stated in the Attached Document (4).

The Company’s proposal to make appropriation of retained earnings reflects its desire to make an effort to continue to pay a consistent amount of dividends, having taken into account setting aside sufficient reserves as well as having taken into consideration the future business development and changes in the operating environment.

The Company proposes that dividends for the fiscal year under review be ¥7.50 per share, the same amount as the previous fiscal year.

It is proposed that the officers’ bonuses for the fiscal year under review be a total amount of ¥80 million (all amounts are payable for Directors only), a decrease of ¥4 million from the previous fiscal year.

Second Item: Acquisition of treasury stock

It is proposed that the Company be permitted to acquire shares to the extent of forty million (40,000,000) shares of common stock of the Company with an acquisition value in the aggregate amount of up to ¥26 billion during the period from the close of this ordinary general meeting of shareholders in 2003 to the close of the next ordinary general meeting of shareholders in 2004 pursuant to the provisions of Article 210 of the Commercial Code of Japan, enabling the Company to implement more flexible and active capital policies.

Third Item: Partial amendments to the Articles of Incorporation

1.	Reason for amendments:

Due to the enforcement of the “Law regarding the Partial Amendments to the Commercial Code, etc. of Japan” (Law No. 44, 2002) as of April 1, 2003, the following amendments to the Articles of Incorporation are proposed to be made.

(1)	As a result of the establishment of a system for requesting the Company to sell shares constituting less than one unit (1 tan-gen), proposed provisions of Article 7 stated below will be added in order to introduce such system, and necessary changes will be made to the provisions relating to Transfer Agent, Share Handling Regulations and Record Date (Article 8, Article 9 and Article 10 of the current Articles of Incorporation).

(2)	As a result of the establishment of a system for invalidation of share certificates, necessary changes will be made to provisions relating to Transfer Agent (Article 8 of the current Articles of Incorporation).

(3)	As a result of the changes in the quorum required for special resolutions at the general meeting of shareholders to one-third (1/3) or more of voting rights of all shareholders, proposed provisions of Section 1 and Section 2 of Article 14 stated below will be added in light of shareholder composition of the Company, enabling smooth decision-making at the general meeting of shareholders.

In addition, due to the establishment of Article 7 in the proposed amendment, Articles following Article 7 of the current Articles of Incorporation will be renumbered and necessary changes will be made to the provisions of the Supplement. Due to the addition of Section 2 of Article 14 in the proposed amendments, Section 2 of Article 13 of the current Articles of Incorporation will be renumbered as Section 3 of Article 14.

2.	Details of amendments Details of the proposed amendments are as follows.

Comparison between Present Articles of Incorporation and Proposal for Amendments to the Articles of Incorporation

(Parts proposed to be amended are underlined.)

Current Articles of Incorporation		Proposed amendments

	(To be newly established)	(Request to the Company for selling shares constituting less than one unit (1 tan-gen)) Article 7.
		A shareholder holding shares constituting less than one unit (1 tan-gen) of the Company (including substantial shareholder, the same shall be applied hereinafter) may request the Company to sell specified numbers of shares which shall become one unit (1 tan-gen) of shares if combined with the number of the shares constituting less than one unit (1 tan-gen) already held by such shareholder.

Article 7. (Provision intentionally omitted)		Article 8. (Same as Article 7. of the current Articles of Incorporation)

(Transfer Agent) Article 8.		(Transfer Agent) Article 9.
1	(Provision intentionally omitted)	1	(Same as Section 1, Article 8. of the current Articles of Incorporation)
2	(Provision intentionally omitted)	2	(Same as Section 2, Article 8. of the current Articles of Incorporation)
3	The register of shareholders (including the register of substantial shareholders; the same shall be applied hereinafter) of the Company shall be kept at the office of the transfer agent. The registration of transfer of shares, purchase of shares constituting less than one unit (1 tan-gen) and other matters concerning shares shall be handled by the transfer agent instead of by the Company.	3	The register of shareholders (including the register of substantial shareholders; the same shall be applied hereinafter) and the register of lost share certificates of the Company shall be kept at the office of the transfer agent. The registration of transfer of shares, purchase of shares constituting less than one unit (1 tan-gen) and sale of shares constituting less than one unit (1 tan-gen) by the Company, and other matters concerning shares shall be handled by the transfer agent instead of by the Company.

(Share Handling Regulations) Article 9.		(Share Handling Regulations) Article 10.
	The procedures, fees, etc. concerning registration of transfer of shares, purchase of shares constituting less than one unit (1 tan-gen) and other matters relating to the shares of the Company and the fees therefor shall be governed by the Share Handling Regulations prescribed by the Board of Directors		The procedures, fees, etc. concerning registration of transfer of shares, purchase of shares constituting less than one unit (1 tan-gen) and sale of shares constituting less than one unit (1 tan-gen) by the Company, and other matters relating to the shares of the Company and the fees therefor shall be governed by the Share Handling Regulations prescribed by the Board of Directors.

Current Articles of Incorporation		Proposed amendments

(Record Date) Article 10.		(Record Date) Article 11.
1	The Company shall regard the shareholders (including the substantial shareholders; the same shall be applied hereinafter) whose names are entered or recorded in the last shareholders’ register as of 31st March of each year as the shareholders entitled to voting rights at the ordinary general meeting of shareholders concerning the relevant business year.	1	The Company shall regard the shareholders whose names are entered or recorded in the last shareholders’ register as of 31st March of each year as the shareholders entitled to voting rights at the ordinary general meeting of shareholders concerning the relevant business year.
2	(Provisions intentionally omitted)	2	(Same as Section 2 of Article 10. of the current Articles of Incorporation)

Article 11. ~ Article 12. (Provisions intentionally omitted) (Manner of Adopting Resolution) Article 13.		Article 12. ~ Article 13. (Same as Article 11. ~ Article 12. of the current Articles of Incorporation) (Manner of Adopting Resolution) Article 14.
1	Unless otherwise prescribed by laws or ordinances, resolutions at a general meeting shall be adopted by a majority of the voting rights of the shareholders present	1	Unless otherwise prescribed by laws or ordinances or these Articles of Incorporation, resolutions at a general meeting shall be adopted by a majority of the voting rights of the shareholders present.
(To be newly established)		2	Special resolutions provided in Article 343 of the Commercial Code shall be adopted by an affirmative vote of two-thirds (2/3) or more of the voting rights of shareholders present at the general meeting of shareholders at which the quorum shall be one-third (1/3) or more of the voting rights owned by all shareholders.
2	(Provisions intentionally omitted)	3	(Same as Section 2, Article 13. of the current Articles of Incorporation)

Article 14. ~ Article 37. (Provisions omitted)		Article 15. ~ Article 38. (Same as Article 14. ~ Article 37. of the current Articles of Incorporation)

Supplement		Supplement
	Notwithstanding the provision of Article 28, the term of office of Corporate Auditors who are in office before the close of the ordinary general meeting of shareholders held with respect to the settlement of accounts for the first settlement term after May 1st, 2002 shall expire at the close of the ordinary general meeting of shareholders held with respect to the settlement of accounts for the final settlement term ended within three (3) years following their assumption of office		Notwithstanding the provision of Article 29, the term of office of Corporate Auditors who are in office before the close of the ordinary general meeting of shareholders held with respect to the settlement of accounts for the first settlement term after May 1st, 2002 shall expire at the close of the ordinary general meeting of shareholders held with respect to the settlement of accounts for the final settlement term ended within three (3) years following their assumption of office.
	This Supplement shall be deleted upon resignation of all Corporate Auditors prescribed in this Supplement		This Supplement shall be deleted upon resignation of all Corporate Auditors prescribed in this Supplement.

Fourth Item: Comprehensive transfer of insurance policies from Mitsui Seimei General Insurance Co., Ltd.

On March 31, 2003, the Company entered into the “Comprehensive Transfer Agreement” with Mitsui Seimei General Insurance Co., Ltd. In accordance with this Agreement, the Company intends to accept transfer of insurance policies from Mitsui Seimei General Insurance Co., Ltd. as of November 1, 2003.

1.	Reason for required transfer of insurance policies:

The Company agreed upon a business tie-up among Mitsui Mutual Life Insurance Company, Sumitomo Life Insurance Company and Sumitomo Mitsui Banking Corporation in order to strengthen the insurance business of the Mitsui Sumitomo Group. As a part of such business tie-up, the Company has determined to accept transfer of insurance policies of Mitsui Seimei General Insurance Co., Ltd. as a subsidiary of Mitsui Mutual Life Insurance Company, for the purpose of expanding markets and improving profitability for the further intensification of the non-life insurance business.

2.	The substance of the Agreement to transfer insurance policies

Comprehensive Transfer Agreement (Copy)

Mitsui Seimei General Insurance Co., Ltd. (hereinafter referred to as “MSGI”) and Mitsui Sumitomo Insurance Co., Ltd. (hereinafter referred to as “MSI”) hereby make and enter into the Comprehensive Transfer Agreement (hereinafter referred to as the “Agreement”) as follows:

(Comprehensive Transfer)

Article 1.

1.	MSGI shall transfer to MSI any and all insurance policies held by it on the day on which the public notice provided for in Article 137, Paragraph 1 of the Insurance Business Law shall be given (hereinafter referred to as the “Public Notice Date”) (including the insurance policies with respect to which an insurable contingency has already occurred as of the Public Notice Date and the insurance policies with respect to which the insurance period has already expired as of the Public Notice Date; hereinafter collectively referred to as the “Insurance Policies to be Transferred”) and MSI shall accept transfer of the Insurance Policies to be Transferred (hereinafter referred to as the “Comprehensive Transfer”).

2.	MSGI, in connection with the Comprehensive Transfer, shall not make any changes in the calculation basis for insurance policies, insurance money or insurance premiums based upon the “Business Procedures”, “Ordinary Insurance Clauses” and “Calculation Procedures of Insurance Premiums and Liability Reserve” determined by MSGI concerning the Insurance Policies to be Transferred.

3.	MSGI shall, after reserving such amount as may be deemed necessary to protect the interests of its creditors other than the policyholders of the Insurance Policies to be Transferred (hereinafter referred to as the “Policyholders to be Transferred”), transfer to MSI its securities, cash and other assets that have been revalued at their market prices on the day immediately preceding the transfer date provided for in the following Article, which are equivalent to the aggregate amount of the liability reserve and payment reserve held by MSGI as of such day immediately preceding the transfer date (including MSGI’s loans to the Policyholders to be Transferred and other credits; hereinafter referred to as the “Assets to be Transferred”), and MSI shall accept transfer of the Assets to be Transferred (hereinafter referred to as the “Transfer of Assets”).

(Transfer Date)

Article 2.

The Comprehensive Transfer and the Transfer of Assets (hereinafter collectively referred to as the “Comprehensive Transfer, etc.”) shall be executed on November 1, 2003 (hereinafter referred to as the “Transfer Date”). Provided, however, that if necessary in the course of procedures for the Comprehensive Transfer, etc., such day may be changed upon consultation between MSGI and MSI.

(Compensation)

Article 3.

There shall be no compensation paid by MSI to MSGI for consideration of the Comprehensive Transfer, etc.

(Delivery Time of Assets to be Transferred)

Article 4.

1.	The Assets to be Transferred shall be delivered on the Transfer Date. Provided, however, that such time may be changed upon consultation between MSGI and MSI if necessary for any reason related to the procedures for the Comprehensive Transfer, etc.

2.	The details of the procedures necessary for delivery of the Assets to be Transferred, including confirmation method of the Assets to be Transferred, time of confirmation, etc. (hereinafter referred to as the “Transfer Procedures”), shall be determined upon consultation between MSGI and MSI.

(Resolution at General Meeting of Shareholders)

Article 5.

MSGI and MSI shall request to resolve approval of the Comprehensive Transfer, etc. and other matters necessary for the Comprehensive Transfer, etc. at the respective ordinary general meetings of shareholders to be held in June 2003. Provided, however, that if necessary in the course of procedures for the Comprehensive Transfer, etc., the date of meetings when MSGI and MSI shall request their respective above-mentioned resolutions may be changed upon consultation between them.

(Good Care of Good Manager)

Article 6.

MSGI shall manage the Assets to be Transferred with the good care of a good manager after conclusion hereof until completion of the Transfer Procedures.

(Cancellation, etc. upon Changes in Situation)

Article 7.

In case of any of the following events after conclusion hereof until completion of the Transfer Procedures, MSGI or MSI may cancel this Agreement or amend all or any part of this Agreement upon mutual consultation:

(1)	if any material change has occurred in the property or business condition of MSGI or MSI due to natural disaster or other events; or

(2)	if any other material situation has happened which would make it difficult to effect the Comprehensive Transfer, etc.

(Payment of Expenses)

Article 8.

Payment of expenses arising from the Comprehensive Transfer, etc. shall be separately determined upon consultation between MSGI and MSI.

(Validity of the Comprehensive Transfer, etc.)

Article 9.

1.	The Comprehensive Transfer, etc. shall become effective on the Transfer Date.

2.	The Comprehensive Transfer, etc. shall not become effective or shall become null and void in case of any of the following events:

(1)	if, at the ordinary general meeting of shareholders of MSGI or MSI set forth in Article 5 hereof, resolutions for approving the Comprehensive Transfer, etc. and other matters necessary for the Comprehensive Transfer, etc. have not been approved;

(2)	if resolutions for approving the Comprehensive Transfer, etc. and other matters necessary for the Comprehensive Transfer, etc. made at the ordinary general meeting of shareholders of MSGI or MSI have become null and void due to legal procedures for withdrawal of resolution by shareholder(s), etc.;

(3)	if the number of the Policyholders to be Transferred who have objected pursuant to Article 137, Paragraph 4 of the Insurance Business Law is more than one-fifth of the total number of the Policyholders to be Transferred and also if the amount equivalent to the claims of the insurance policies (excluding the claims for insurance money, etc. that have already accrued at the time of public notice of Article 1 hereof, as provided for in Article 17, Paragraph 2 of the Insurance Business Law) of such Policyholders to be Transferred who have objected, pursuant to Article 89 of the Insurance Business Enforcement Regulations, is more than one-fifth of the total of such amount of the Policyholders to be Transferred;

(4)	if such approvals by the competent authorities, etc. as required by the applicable laws and regulations may not be obtained in connection with the Comprehensive Transfer, etc.; or

(5)	if this Agreement has been cancelled pursuant to Article 7 hereof.

(Matters Not Stipulated Herein)

Article 10.

Any matters not stipulated herein or any doubt arising herefrom concerning construction of this Agreement shall be settled amicably with reasonable efforts in accordance with the purport hereof and the principles of good faith and fidelity.

IN WITNESS WHEREOF, this Agreement shall be executed in duplicate, to which MSGI and MSI shall affix their respective names and seals, and each party shall hold one copy thereof.

March 31, 2003

MSGI:	Mitsui Seimei General Insurance Co., Ltd. 2-3, Ohtemachi 1-chome, Chiyoda-ku, Tokyo Soichi Kitami (seal) President and Representative Director

MSI:	Mitsui Sumitomo Insurance Co., Ltd. 27-2, Shinkawa 2-chome, Chuo-ku, Tokyo Hiroyuki Uemura (Seal) President and Representative Director

3.	Balance sheet and Statement of Income of the Company for the current fiscal year

They are stated in the Attached Documents (2) and (3).

4.	Balance sheet and Statement of Income of Mitsui Seimei General Insurance Co., Ltd. for the recent fiscal year

BALANCE SHEET OF MITSUI SEIMEI GENERAL INSURANCE CO., LTD.
(As of March 31, 2003)

(Millions of yen)

Items	Amount

(Assets)
Cash deposits and savings	4,740
Cash on hand	0
Deposits in banks	4,739
Investments in securities	22,107
Government bonds	5,384
Municipal bonds	982
Corporate bonds	15,740
Loans	42
Policy loans	42
Property and equipment	26
Equipment	26
Other assets	1,808
Due to agents	95
Co-insurance business receivable	11
Reinsurance business receivable	14
Other receivable	249
Accrued income	71
Guarantee deposit	6
Deposits with the Japan Earthquake Reinsurance Company	71
Suspense payments	416
Software	442
Deferred assets under Article 113 of Insurance Business Law	429
Deferred tax assets	38

Total Assets	28,763

Items	Amount

(Liabilities)
Underwriting funds	10,920
Outstanding claims	2,106
Underwriting reserve	8,814
Other liabilities	162
Co-insurance business payable	18
Reinsurance business payable	30
Income taxes payable	43
Other payable	65
Suspense receipts	2
Accrued bonuses for employees	30
Reserve for price fluctuation	63
Total liabilities	11,176

(Stockholders’ equity)
Common stock	15,000
Capital surplus	10,000
Additional paid-in capital	10,000
Retained earnings	-7,638
Unappropriated retained losses	7,638
Net income for the current fiscal year	1,278
Unrealized gains on investments, net of tax	225
Total Stockholders’ equity	17,587

Total Liabilities and Stockholders’ equity	28,763

(Notes)

1.	MSGI has changed accounting methods for depreciation of real estate and property and equipment, depreciation of non-deductible consumption tax, etc. relating to assets, depreciation of software for internal use and depreciation of deferred assets under Article 113 of the Insurance Business Law since MSGI plans to execute the comprehensive transfer of all insurance policies held by MSGI as of November 1, 2003 to Mitsui Sumitomo Insurance Co., Ltd. and then dissolve and winding-up in November 2003.

(1)	Depreciation of real estate and property and equipment

Depreciation of real estate and property and equipment was computed using the declining balance method based on the useful life of each asset. From the fiscal year under review, the applicable method is that the outstanding amounts as at beginning of the year (in case of properties acquired during the fiscal year under review, the acquisition costs) will be amortized by the straight-line method during the period until the end of March 2004 when the winding-up is scheduled to be completed. Real estate and property and equipment will be used after the comprehensive transfer of insurance policies until the completion of winding-up.

(2)	Non-deductible consumption tax, etc. for assets

Non-deductible consumption tax relating to assets was included in suspense payments and amortized in equal installments over a period of five years. From the fiscal year under review, the applicable method will be that the outstanding amount of such suspense payments as at beginning of the year (in case of consumption taxes incurred during the fiscal year under review, such incurred amounts) will be amortized by the straight-line method during the period until the end of October 2003 immediately prior to the comprehensive transfer of insurance policies by MSGI.

(3)	Depreciation of software for internal use

Depreciation of software was computed using the straight-line method over a period of five year (the useful life of software). From the fiscal year under review, the applicable method will be that the outstanding amount as at beginning of the year will be amortized by the straight-line method over a period of 19 months until the end of October 2003 immediately prior to the comprehensive transfer of insurance policies by MSGI.

(4)	Depreciation of deferred tax assets under Article 113 of the Insurance Business Law

Depreciation of deferred tax assets under Article 113 of the Insurance Business Law was computed using the straight-line method over a period of 10 year (in case of the amount stated after the first year of the incorporation of MSGI (inclusive), the period of 10 years after the incorporation from the year in which the amount accrued). From the fiscal year under review, the applicable method will be that the outstanding balance as at beginning of the year will be amortized by the straight-line method over a period of 19 months until the end of October 2003 immediately prior to the comprehensive transfer of insurance policies by MSGI.

Due to the above-mentioned accounting changes, ordinary income and income before income taxes are decreased by ¥942 million, respectively, compared with results if the previous methods were applied.

2.	Valuation policies and methods of securities are as follows:

(1)	Securities held to maturity are valued at amortized cost.

(2)	Other securities with fair values are valued at fair value as at March 31, 2003. Net unrealized gains or losses are reported as a separate component of stockholders’ equity, and cost of sales is calculated using the moving average method.

3.	With respect to depreciation of real estate and property and equipment, the outstanding balance as at beginning of the year (in case of properties acquired during the fiscal year under review, the acquisition costs) are amortized by the straight-line method during the period until the end of March 2004 when the winding-up is scheduled to be completed.

4.	Bad debt reserve is established under the standard for self-assessment of assets and the policy for depreciation and provision. All loans and receivables are assessed under the assets self-assessment standard. The assessment was performed by the departments responsible for such asset. The independent internal audit department reviews those results. Consequently, no bad debt reserve is stated during the fiscal year under review.

5.	Accrued bonuses for employees are based on estimated amounts to be paid.

6.	Reserve for price fluctuation is recognized under Article 115 of the Insurance Business Law to provide for possible losses arising from price fluctuations of investment securities, etc.

7.	Consumption tax is accounted for under the “Zei Nuki” (tax exclusive) method except those relating to loss adjustment expenses and operating and general and administrative expenses, which are accounted for under the “Zei Komi” (tax inclusive) method.

Furthermore, non-deductible consumption tax relating to assets is included in suspense payments and the outstanding amount of such suspense payments as at beginning of the year (in case of consumption taxes incurred during the fiscal year under review, such incurred amounts) will be amortized by the straight-line method during the period until October 2003 immediately prior to the comprehensive transfer of insurance policies by MSGI.

8.	With respect to depreciation of software for internal use, the outstanding amount as at beginning of the year is amortized by the straight-line method over a period of 19 months until the end of October 2003 immediately prior to the comprehensive transfer of insurance policies by MSGI.

9.	With respect to depreciation of deferred tax assets under Article 113 of the Insurance Business Law, the outstanding balance as at beginning of the year is amortized by the straight-line method over a period of 19 months until the end of October 2003 immediately prior to the comprehensive transfer of insurance policies by MSGI.

10.	Finance leases, except for those in which ownership is considered transferred to the lessee, are accounted for as operating leases similar to the rental of property.

11.	Accumulated depreciation of property and equipment amounted to ¥168 million.

12.	The amount obtained by deducting the unrealized gains or loss on investments in securities from net assets of the balance sheet is lower than the total amount of common stock and additional paid-in capital by ¥7,638 million.

13.	Net income per share for the year ended March 31, 2003 was ¥5,115.10.

Net income for the fiscal year under review as calculation base amounted to ¥1,278 million, net income for the fiscal year under review attributable to shares of common stock is ¥1,278 million and the average number of shares of common stock during the fiscal year under review is 250,000 shares.

In calculating net income per share, the “Accounting Rules on Net Income Per Share for the Current Year” (Corporate Accounting Rules No. 2) and the “Guideline for Application of the Accounting Rules on Net Income Per Share for the Current Year” (Guideline for Application of Corporate Accounting Rules No. 4) have been applied as from the fiscal year under review. There was no impact arising from the application of new accounting rules and guidelines on the income and loss for the fiscal year under review.

14.	Net assets under the provision of Article 290, section 1-6 of the Japanese Commercial Code amounted to ¥225 million.

15.	Monetary receivable to controlling shareholders (agent business receivable, etc.) amounted to ¥8 million and the total monetary liabilities amounted to ¥81 million.

16.	In addition to the mobiles, certain vehicles and computer equipment have been used under the lease contracts.

17.	Principal factors for deferred tax assets and deferred tax liabilities

(Deferred tax assets)

Underwriting reserve	¥215 million
Outstanding claims	¥22 million
Software	¥167 million
Loss carried forward	¥1,532 million
Other	¥57 million

Total deferred tax assets	¥1,995 million

(Deferred tax liabilities)

Deferred tax assets under Article 113 of the Insurance Business Law	¥149 million
Valuation difference	¥127 million

Total deferred tax liabilities	¥276 million
Valuation allowances	¥1,679 million

Deferred tax liabilities, net	¥38 million

18.	In accordance with the amendments to the Insurance Business Enforcement Regulations on April 24, 2003, the format of the balance sheet was changed from the fiscal year under review. Stockholders’ equity is classified into the sections of “Common stock”, “Capital surplus”, “Retained earnings” and “Unrealized gains on investments, net of tax”.

19.	Amounts are given in the stated unit of presentation, by deleting any amount less than the stated unit of presentation.

STATEMENT OF INCOME OF
MITSUI SEIMEI GENERAL INSURNACE CO., LTD.

(From: April 1, 2002)
(To: March 31, 2003)

(Millions of yen)

Item	Amount

Ordinary Income and Expenses:
Ordinary income:	14,213
Underwriting income:	13,956
Net premiums written	9,101
Deposit premiums from policyholders	- 141
Investment income on deposits premiums from policyholders	99
Reversal of underwriting reserve	4,896
Foreign exchange gain	0
Investment income:	252
Interest and dividends received	240
Gain on sales of securities	110
Transfer of investment income on deposits premiums from policyholders	99
Other ordinary income:	4
Ordinary expenses:	12,699
Underwriting expenses:	9,846
Net claims paid	5,692
Loss adjustment expenses	884
Commissions and collection expenses	1,705
Maturity refunds to policyholders	1,509
Provision for outstanding claims	53
Operating expenses and general and administrative expenses:	2,115
Other ordinary expenses:	736
Amortization of deferred assets under Article 113 of the Insurance Business Law	736
Other ordinary expenses	0

Ordinary Profit	1,513

Extraordinary income and losses:
Extraordinary losses:	173
Loss on sales of real estate	113
Provision for reserve for price fluctuation	4
Other extraordinary losses	56

Income before income taxes	1,339
Income tax and residents tax	20
Adjustment to income taxes	40
Net income	1,278

Unappropriated loss brought forward from the previous year	8,917
Unappropriated loss at the end of the year	7,638

(Notes)

1.	The aggregate amounts of income and expenses resulting from transactions with the controlling shareholder amounted to ¥77 million and ¥1,769 million, respectively.

2.	(1)	Details of net premiums written are as follows:
		Premiums written	¥9,522 million
		Reinsurance premiums ceded	¥420 million

		(Net)	¥9,101 million

	(2)	Details of net claims paid are as follows:
		Claims paid	¥5,708 million
		Reinsurance claims recovered	¥15 million

		(Net)	¥5,692 million

	(3)	Details of commissions and collection expenses are as follows:
		Commissions and collection expenses paid	¥1,771 million
		Reinsurance commissions received	¥66 million

		(Net)	¥1,705 million

	(4)	Details of interest and dividends received are as follows:
		Interest on deposits and savings	¥0 million
		Interest and dividends on investment securities	¥237 million
		Interest on loans	¥1 million
		Other interest and dividends	¥0 million

		Total	¥240 million

3.	Major components of the difference arising from normal income tax rates and effective tax rates upon the application of deferred tax accounting are as follows:
		Normal income tax rate	36.1%
		(adjustment)	61.2%
		Valuation allowance	61.2%
		Overdue carried forward deductible losses	27.7%
		Inhabitant taxation on per capita basis	1.6%
		Any items such as entertainment expenses which are never included in tax deductible expenses	0.3%

		Tax rates upon the application of deferred tax accounting	4.6%

4.	The “Accounting Standards regarding Treasury Stock and Reversal of Statutory Reserve, etc. (Corporate Accounting Standard No. 1)” has been applied from the fiscal year under review. There has been no impact on gains and losses for the fiscal year under review arising from such accounting change.

5.	Amounts are given in the stated unit of presentation, by deleting any amount less than the stated unit of presentation.

Fifth Item: Election of fourteen (14) Directors

The term of office of all the Directors (16 Directors) will expire at the close of this ordinary general meeting of shareholders. It is proposed that fourteen (14) Directors be elected.

Candidates for Directors are as follows:

Candidate	Name			Number of shares of
No.	(Date of birth)		Resume and Representation of Other Companies (if any)	the Company owned

1	Takeo Inokuchi	April 1965	Entered the Company	52,000 shares
	(April 9, 1942)	April 1990	General Manager of Non-Marine Underwriting Dept.
		April 1991	General Manager of Non-Marine Underwriting Dept.
		June 1993	Director, General Manager of Non-Marine Underwriting Dept.
		June 1994	Managing Director
		April 1996	President
		June 2000	Chief Executive Officer, Chairman, President
		Oct. 2001	Chairman, Chief Executive Officer (present)

2	Hiroyuki Uemura	April 1965	Entered The Sumitomo Marine and Fire Insurance Co., Ltd.	61,149 shares
	(Jan. 23, 1942)	June 1987	General Manager of Secretariat & Corporate Planning Dept.
		June 1991	Director, General Manager of Secretariat & Corporate Planning Dept.
		June 1992	Director, General Manager of Tokyo Regional Headquarters
		June 1994	Managing Director, General Manager of Marketing Promotion Dept.
		June 1995	Managing Director
		June 1997	Senior Managing Director
		Jan. 1998	Senior Managing Director, General Manager of Risk Management Planning Group
		June 1998	President
		June 2000	President, Chief Executive Officer
		Oct. 2001	President, Chief Executive Officer, the Company (present)

3	Takeshi Kurioka	April 1968	Entered the Company	38,000 shares
	(Dec. 18, 1945)	April 1992	General Manager of Secretariat
		June 1995	Director, General Manager of Corporate Production Dept. III
		June 1997	Managing Director, Senior General Manager of Osaka Corporate Clients Div.
		June 2000	Executive Officer, Senior General Manager of Osaka Corporate Clients Div.
		Oct. 2001	Senior Executive Officer, General Manager of Osaka Commercial Business Div. 2nd
		June 2002	Senior Managing Director, Senior Executive Officer, General Manager of Tokyo Commercial Business Div. 1st & General Manager of Tokyo Development Div.
		July 2002	Senior Managing Director, Senior Executive Officer, General Manager of Tokyo Commercial Business Div. 1st (present)

Candidate	Name			Number of shares of
No.	(Date of birth)		Resume and Representation of Other Companies (if any)	the Company owned

4	Sanpei Nozaki	April 1967	Entered The Sumitomo Marine and Fire Insurance Co., Ltd.	35,204 shares
	(Jan. 29, 1944)	Feb. 1990	General Manager of Sendai Branch
		June 1992	General Manager of Marketing Promotion Dept.
		June 1994	Director, General Manager of First Production Dept. of Osaka Head Office
		Feb. 1997	Director, General Manager of System Planning Dept.
		June 1997	Managing Director, General Manager of System Planning Dept.
		April 1998	Managing Director, General Manager of Information Systems Dept.
		June 1999	Managing Director
		June 2000	Managing Director, Managing Executive Officer
		Oct. 2001	Senior Managing Director, Senior Executive Officer, the Company (present)

5	Yoshiaki Shin	April 1968	Entered The Sumitomo Marine and Fire Insurance Co., Ltd.	76,961 shares
	(Nov. 4, 1945)	June 1990	General Manager of Second Production Dept. of Osaka
		Oct. 1990	General Manager of Second Production Dept. of Osaka Head Office
		June 1992	General Manager of Secretariat & Corporate Planning Dept.
		June 1995	Director, General Manager of Secretariat & Corporate Planning Dept.
		June 1998	Managing Director
		June 1999	Managing Director, General Manager of Kanto & Koshinetsu Regional Headquarters
		June 2000	Managing Director, General Manager of Risk Management Planning Group & General Manager of Kanto & Koshinetsu Regional Headquarters
		June 2000	Managing Director, Managing Executive Officer, General Manager of Risk Management Planning Group & General Manager of Kanto & Koshinetsu Regional Headquarters
		Oct. 2001	Managing Director, Managing Executive Officer, the Company
		June 2002	Senior Managing Director, Senior Executive Officer (present)

6	Atsushi Watamura	April 1968	Entered The Sumitomo Marine and Fire Insurance Co., Ltd.	24,083 shares
	(July 26, 1945)	June 1991	General Manager of Corporate Marketing Dept.
		June 1992	General Manager of Sendai Branch
		June 1995	General Manager of Marketing Promotion Dept.
		June 1997	Director, General Manager of Marketing Promotion Dept.
		June 2000	Managing Director, Managing Executive Officer, General Manager of Marketing Promotion Dept.
		Oct. 2001	Managing Director, Managing Executive Officer, General Manager of Hokuriku Div., the Company (present)

7	Ken Ebina	April 1970	Entered The Sumitomo Marine and Fire Insurance Co., Ltd.	25,827 shares
	(Oct. 20, 1946)	June 1992	General Manager of Yokohama Branch
		June 1995	General Manager of Personnel Dept.
		June 1997	Director, General Manager of Personnel Dept.
		June 2000	Managing Director, Managing Executive Officer, General Manager of Personnel Dept.
		Oct. 2001	Managing Director, Managing Executive Officer, the Company (present)

Candidate	Name			Number of shares of
No.	(Date of birth)		Resume and Representation of Other Companies (if any)	the Company owned

8	Tadao Iso	April 1966	Entered the Company	29,000 shares
	(Nov. 5, 1943)	April 1990	General Manager of Saitama-Higashi Branch of Saitama Area Div.
		April 1992	General Manager of Savings-Type Insurance Dept.
		June 1994	General Manager of Non-Marine Underwriting Dept.
		April 1996	General Manager of Commercial Marketing Dept.
		April 1997	General Manager of Automobile Underwriting Dept.
		Jan. 1998	General Manager of Underwriting Div., General Manager of Automobile Underwriting Dept.
		April 1999	Associate Director, Assistant Senior General Manager of Underwriting Div.
		June 1999	Director, Senior General Manager of Hokuriku Area Div. & Assistant Senior General Manager of Underwriting Div.
		April 2000	Director, Senior General Manager of Hokuriku Area Div.
		June 2000	Officer, Senior General Manager of Asian Div.
		April 2001	Officer, Senior General Manager of Asian Div. & General Manager of Philippines Dept. of Asian Div.
		June 2001	Officer, Director, Senior General Manager of Asian Div. & General Manager of Philippines Dept. of Asian Div.
		Oct. 2001	Managing Director, Managing Executive Officer, General Manager of Asia Div. (present)

9	Yasuo Tsutsumi	April 1970	Entered The Sumitomo Marine and Fire Insurance Co., Ltd.	21,020 shares
	(Feb.10, 1947)	Feb. 1993	General Manager for Credit Guarantee Insurance of Fire & Casualty Dept.
		April 1994	General Manager of Marketing Dept. of Osaka Head Office
		June 1997	General Manager of Long Term Insurance Dept.
		Feb. 1998	General Manager of Automobile Dept.
		June 1998	Director, General Manager of Automobile Dept.
		June 2000	Executive Officer, General Manager of Automobile Dept.
		June 2001	Director, Executive Officer, General Manager of Automobile Dept.
		Oct. 2001	Managing Director, Managing Executive Officer, the Company (present)

10	Takashi Yamashita	April 1969	Entered the Company	12,000 shares
	(July 7, 1946)	Nov. 1996	General Manager, Commercial Marketing Dept.
		June 1997	General Manager, Investment Dept.
		Mar. 1998	General Manager, Corporate Planning Dept.
		Oct. 1998	General Manager of Financial Services Planning Dept.
		April 2000	General Manager of Corporate Planning Dept.
		June 2000	Officer, Director, General Manager of Corporate Planning Dept.
		Oct. 2001	Director, Executive Officer, Deputy General Manager of Financial Service Div. & General Manager of Financial Business Dept. of Financial Service Div.
		June 2002	Managing Director, Managing Executive Officer, General Manager of Financial Service Div. (present)

11	Susumu Uchida	April 1970	Entered the Company	25,350 shares
	(May 6, 1947)	April 1993	General Manager of Nara Branch of Kansai Area Div.
		June 1993	General Manager of Nara Branch
		April 1995	General Manager of Niigata Branch
		June 1997	General Manager of Personnel Dept.
		June 2000	Officer, Director, General Manager of Personnel Dept.
		Oct. 2001	Director, Executive Officer, General Manager of Human Resources Dept.
		June 2002	Managing Director, Managing Executive Officer (present)

Candidate	Name			Number of shares of
No.	(Date of birth)		Resume and Representation of Other Companies (if any)	the Company owned

12	Hiromi Asano	April 1973	Entered The Sumitomo Marine and Fire Insurance Co., Ltd.	14,816 shares
	(Dec. 13, 1950)	June 1995	General Manager of Sendai Branch
		April 1997	General Manager for Planning of Secretariat & Corporate Planning Dept. & General Manager of Business Rationalization Dept.
		April 1998	General Manager for Planning of Secretariat & Corporate Planning Dept. & General Manager of Business Rationalization Dept.
		June 1998	General Manager of Secretariat & Corporate Planning Dept. & General Manager of Business Rationalization Dept.
		Feb. 2000	General Manager of Integration Planning Dept.
		June 2000	Executive Officer, General Manager of Integration Planning Dept.
		June 2001	Director, Executive Officer, General Manger of Integration Planning Dept.
		Oct. 2001	Director, Executive Officer, General Manager of Corporate Planning Dept., the Company (present)

13	Kazuo Kondo	April 1973	Entered the Company	10,000 shares
	(Dec. 27, 1950)	June 1995	General Manager, Corporate Planning Dept.
		April 1996	General Manager for Secretariat of Chairman of The Marine and Fire Insurance Association of Japan, Corporate Planning Dept.
		Oct. 1996	General Manager of Secretariat of Chairman of The Marine and Fire Insurance Association of Japan
		June 1997	General Manager of Kitakanto-koushinetsu Underwriting Dept. of Kitakanto-koushinetsu Area Div.
		Aug. 1998	General Manager of Nagoya Corporate Production Dept. I of Nagoya Commercial Business Div.
		Oct. 2001	General Manager of Nagoya Commercial Production Dept. 1st of Nagoya Commercial Business Div.
		June 2002	Director, Executive Officer, General Manager of Human Resources Dept. (present)

14	Katsuaki Ikeda	April 1974	Entered the Company	6,000 shares
	(Sep. 8, 1951)	April 1998	General Manager of Financial Guarantee and Derivatives Dept. of Investment Div.
		June 1999	General Manager of Accounting Dept. (present)

(Note)   The above candidates have no special interests in the Company.

Sixth Item: Election of three (3) Corporate Auditors

Messrs. Satoru Ono, Shutaro Kubo and Kenichi Kamiya who retired from the office of Corporate Auditors at the close of this ordinary general meeting of shareholders. You are hereby requested to elect three (3) Corporate Auditors. This item has been approved by the Board of Corporate Auditors.

The candidates for Corporate Auditors are as follows:

Candidate	Name			Number of shares of
No.	(Date of birth)		Resume and Representation of Other Companies (if any)	the Company owned

1	Yasuo Ogura	April 1969	Entered The Sumitomo Marine & Fire Insurance Co., Ltd.	10,630 shares
	(Aug. 25, 1946)	June 1993	General Manager of Tokyo Corporate Production Dept.
		Feb. 1996	General Manager of Second Production Dept.
		June 1999	General Manager of Hokkaido Regional Headquarters & General Manager of Sapporo Branch
		June 2000	Executive Officer, General Manager of Hokkaido Regional Headquarters & General Manager of Sapporo Branch
		Sep. 2001	Executive Officer, General Manager of Hokkaido Regional Headquarters
		Oct. 2001	Executive Officer, General Manager of Chubu Div. (present)

2	Masaki Kitano	April 1970	Entered the Company	13,350 shares
	(Jan. 3, 1947)	April 1995	General Manager of Underwriting Dept. of Tohoku Area Div.
		June 1995	General Manager of Tohoku Underwriting Dept.
		Feb. 1997	General Manager, Corporate Planning Dept.
		June 1997	General Manager of Tokyo Corporate Production Dept. III of Tokyo Corporate Clients Div.
		April 2000	General Manager of Internal Audit Dept.
		Oct. 2001	Associate Director, General Manager of Internal Audit Dept., the Company (present)

3	Junichiro Tanaka	April 1951	Entered Mitsui Fudosan Co., Ltd.	0 share
	(Sep. 28, 1929)	July 1979	Director, General Manager, Project Development & Appraisal Dept. of the said company
		June 1981	Director, General Manager, Building Management Dept. of the said company
		July 1982	Managing Director, General Manager, Building Management Dept. of the said company
		April 1983	Managing Director, General Manager, “Let’s” Business Dept. of the said company
		June 1985	Senior Managing Director, General Manager, “Let’s” Business Dept. of the said company
		April 1986	Senior Managing Director of the said company
		June 1987	President & Director of the said company
		June 1998	Chairman & Director of the said company

Representation of other companies
Chairman & Director of Mitsui Fudosan Co., Ltd.
Chairman & Director of Nihon Midori Kaihatsu Co., Ltd.

Notes	1.	The above candidates have no special interests in the Company.
	2.	Mr. Junichiro Tanaka is a candidate for outside Corporate Auditor prescribed in Section 1, Article 18 of the Commercial Code Special Measures Law concerning Audit, etc. of Kabushiki Kaisha.

Seventh Item: Appointment of one (1) Independent Certified Public Accountant

The Company’s certified public accountants are Shin Nihon & Co. and Asahi & Co. Out of the said certified public accountants, the term of office of Shin Nihon & Co. will expire at the close of this ordinary general meeting of shareholders. It is proposed that one (1) certified public accountant be appointed.

This Item has been approved by the Board of Corporate Auditors. A candidate for certified public accountant is as follows:

Name	AZSA & Co.

Office	<Principal office> Hibiya Kokusai Building, 2-3, Uchisaiwai-cho 2-chome Chiyoda-ku, Tokyo

History	Established on February 26, 2003

Outline	(As of June 27, 2003) (scheduled)
	<Capital>	¥45,000,000
	<Members>
	Partners	(CPA)	10
		(including 7 representative partners)
	Employees	(CPA)	89
		(Junior Accountants)	110
		(Others)	71
		(Total)	280

International business	Affiliated with KPMG as a member firm

Eighth Item: Presentation of retirement grants to retiring Directors and Corporate Auditors for their services.

It is proposed that the retirement grants to Messrs. Mutsuo Hayashi, Takashi Kawahara and Takazumi Kanai, who will retire as Directors due to the expiry of their respective terms of office at the close of the ordinary general meeting of shareholders and Messrs. Satoru Ono, Shutaro Kubo and Kenichi Kamiya, who will resign as Corporate Auditors at the close of the ordinary general meeting of shareholders, be paid in appreciation of their invaluable services to the Company during their respective terms of offices within reasonable amounts based on the specified standards of the Company. Determination of the amounts, the date of presentation and procedures are requested to be entrusted to the Board of Directors in the case of Directors to be resigned and determination among Corporate Auditors in the case of Corporate Auditors to be resigned.

Resumes of the above persons are as follows:

Name		Resume

Mutsuo Hayashi	Oct. 2001	Executive Vice President, Vice President Executive Officer, the Company (present)

Takashi Kawahara	Oct. 2001	Executive Vice President, Vice President Executive Officer, the Company (present)

Takazumi Kanai	Oct. 2001	Managing Director, Managing Executive Officer, General Manager of Tokyo Commercial Business Div. 1st, the Company
	June 2002	Senior Managing Director, Senior Executive Officer (present)

Satoru Ono	June 2001	Statutory Corporate Auditor, The Sumitomo Marine and Fire Insurance Co., Ltd.
	Oct. 2001	Standing Corporate Auditor, the Company (present)

Shutaro Kubo	June 2002	Standing Corporate Auditor, the Company (present)

Kenichi Kamiya	Oct. 2001	Corporate Auditor, the Company (present)

– End –

(Reference) Solvency Margin Ratio (As of March 31, 2003)

(Millions of yen)

(A) Total amount of solvency margins	1,947,470

Total of Stockholders’ equity (excluding predetermined outflows from the Company, deferred assets and unrecognized gain or loss on other securities)	588,836
Reserve for price fluctuation	6,507
Reserve for extraordinary risks	482,866
Reserve for bad debts	10,665
Unrecognized gain or loss on other securities (before tax effect deduction)	600,909
Unrecognized gain or loss on land	67,040
Method, etc. of procurement of liability capitals	—
Item of deduction	9,233
Other	199,876
(B) Total amount of risks (square root) R1[2] + (R2 + R3)[2] + R4 + R5	418,500

General underwriting risks (R1)	70,747
Expected interest rate risks (R2)	5,316
Asset management risks (R3)	230,705
Operation risks (R4)	9,389
Great disaster risks (R5)	162,713
(B) Solvency margin ratio [(A)/{(B)x1/2}] x 100	930.7%

(Note)	The amounts and figures indicated above are calculated in accordance with Articles 86 and 87 of the Insurance Business Enforcement Regulations and with Ministry of Finance Notification No. 50 of 1996.

<Solvency margin ratio>

     •    While a non-life insurance company has provided for reserves in anticipation of payment of insurance money upon occurrence of insurable contingencies and repayment of deposits to policyholders, etc., it is also required to maintain sufficient solvency in the event of an occurrence of any risk beyond normal expectations, such as disasters of great magnitudes and substantial decline in prices of the assets held by it.

     •    Solvency margin ratio (i.e., (C) in the above table) is calculated under the Insurance Business Law, etc. as an indicator representing a ratio of payment surplus, such as capital and reserves, held by a non-life insurance company (i.e., total solvency margins indicated as (A) above) to total amount of risks representing those risks beyond normal expectations (i.e., (B) in the above table).

     •    Risks beyond normal expectations is indicated as a total amount of such risks as listed below:

(1)	Underwriting risks: (General underwriting risks)	any such risks involved in insurable contingencies as may occur beyond normal expectations (excluding risks for disasters of great magnitude).

(2)	Risks of expected interest rate: (Expected interest rate risks)	any such risks as may occur due to the actual investment yield on accumulation insurance being below the yield expected at the time of the calculation of the premiums thereon.

(3)	Asset management risks: (Asset management risks)	any such risks as may occur as a result of fluctuating the prices of securities and other assets held being more than normal expectations.

(4)	Operation risks (Operation risks)	any risks other than those referred to in (1) to (3) and (5) above that may occur in the operation of business beyond normal expectations.

(5)	Risks for great disaster (Great disaster risks)	Any risks involved in disasters of great magnitudes (such as the Great Kanto Earthquake, etc.) as may occur beyond normal expectations.

     •    “Surplus payment such as capital and reserves held by a non-life insurance company” (i.e., total solvency margins) means a total of capital, reserves (such as reserve for price fluctuations and for extraordinary risks) and part of hidden profit of land.

     •    The solvency martin ratio is one of the objective indicators used by the regulatory authorities in their overseeing insurance companies, and if the value of such ratio is 200% or above, the insurance company is judged as adequate in terms of its conditions to meet the ability to pay insurance money, etc.